Exhibit 99.80

VLRS	Consolidated
Ticker: VLRS	Quarter: 2 Year: 2021

Analyst Coverage

Firm	Analyst
Banorte	José Itzamna Espitia
Barclays	Pablo Monsivais
Bradesco BBI	Victor Mizusaki
Citi	Stephen Trent
Cowen Securities	Helane Becker
Deutsche Bank	Michael Linenberg
Evercore Partners	Duane Pfennigwerth
GBM	Javier Gayol
Goldman Sachs	Bruno Amorim
HSBC	Cenk Orçan
Intercam Casa de Bolsa	Alejandra Marcos
Morgan Stanley	Joshua Milberg
Santander	Rubén López Romero
UBS	Rogerio Araujo
Vector	Marco Antonio Montañez

VLRS	Consolidated
Ticker: VLRS	Quarter: 2 Year: 2021

Annex - Financial derivate instruments

Management’s discussion about derivative financial instrument policies explaining whether these policies allow them to be used only for hedging or other purposes such as trading.

The Company´s activities are exposed to different financial risks resulting from exogenous variables that are not under its control, but whose effects can be potentially adverse. The Company’s global risk management program is focused on existing uncertainty in the financial markets and is intended to minimize potential adverse effects on net earnings and working capital requirements. Volaris uses derivative financial instruments to mitigate part of these risks and does not acquire financial derivative instruments for speculative or trading purposes.

The Company has a Risk Management team which identifies and evaluates the exposure to different financial risks, it is also in charge of designing strategies to mitigate them. Accordingly, it has a Hedging Policy in place and procedures related thereto, on which those strategies are based. All policies, procedures and strategies are approved by different administrative entities based on the Corporate Governance.

The Hedging Policy, as well as its processes are approved by different administrative entities according to the Corporate Governance. The Hedging Policy establishes that derivative financial instrument transactions will be approved and implemented/monitored by certain committees. Compliance with the Hedging Policy and its procedures are subject to internal and external audits as well as a Corporate Governance.

The Hedging Policy holds a conservative position regarding derivative financial instruments, since it only allows the company to enter into positions that are correlated with the primary position to be hedged (in accordance with International Financial Reporting Standards “IFRS”, under which the Company prepares its financial information). The Company’s objective is to apply hedge accounting treatment to all derivative financial instruments.

Volaris aims to transfer a portion of market risk to its financial counterparties through the use of derivative financial instruments, described as follows:

1.	Fuel price fluctuation risk: Volaris’ contractual agreements with its fuel suppliers are linked to the market price index of the underlying asset; therefore, it is exposed to an increase in such price. Volaris enters into derivative financial instruments to hedge against significant increases in the fuel price. The instruments are traded on over the counter (“OTC”) markets, with approved counterparties and within limits specified on the Hedging Policy. Asian financial instruments used by the Company, compensate the fluctuations in a more precise way, as the payment takes the average of the price of the underlying asset provided by Volaris' main fuel supplier. As of the date of this report, Volaris does not have fuel derivative financial instruments.

VLRS	Consolidated
Ticker: VLRS	Quarter: 2 Year: 2021

2.	Foreign currency risk: The Company's exposure to foreign currency risk in exchange rates is mainly related to its operating activities (that is, when income or expenses are denominated in another functional currency of the Company). In the major of this exposure is related to linked payments and / or denominated in US dollars. As of the date of presentation of this report, Volaris does not have foreign exchange derivative financial instruments.

3.	Interest rate variation risk: The Company’s exposure to the risk of changes in market interest rates is related primarily to the Company’s debt obligations and operating lease with floating interest rates. The Company enters into derivative financial instruments in order to have hedge a portion of such exposure, for which it uses interest rate swaps. These instruments are recognized as hedge accounting within the caption of the primary hedged position. As of the date of this report, the Company holds an interest rate CAP with TIIE 28 as underlying.

Current derivative financial instruments may require the granting of certain amounts as collateral over the portion of the loss not settled before maturity. The amount of collateral delivered in pledge, is recorded as part of “guarantee deposits”. It is assessed reviewed and adjusted accordingly daily based on the fair value of the derivative financial instrument position.

Trading markets and eligible counterparties

The Company only operates in over the counter (“OTC”) markets. To minimize counterparty risk, the Company enters into ISDA agreements with counterparties with recognized financial capacity; therefore, significant risks of default on any of them are not foreseen. As of June 30, 2021, the Company has 8 ISDAs in place with different financial institutions and was active with 1 of them during the second quarter 2021.

The Company only operates with financial counterparties with which it has an ISDA contract. Those agreements have a Credit Support Annex ("CSA") section, which sets credit conditions and guidelines for margin calls that are stipulated therein, including minimum amounts and rounding off. The contracting of derivative financial instruments is distributed among the different counterparties with the purpose of avoiding that their exposure falls on a single counterparty and making more efficient the use of the financial conditions of the different CSA, thus minimizing the potential margin calls.

Generic description of the valuation techniques, distinguishing instruments that are valued at cost or fair value, as well as valuation methods and techniques.

The designation of calculation agents is documented at the ISDAs whereby Volaris operates. The Company uses the valuations provided by the financial institutions of each derivative financial instrument. That fair value is compared with internally developed valuation techniques which use valid and recognized methodologies through which the fair value of derivative financial instruments is estimated based on the prices and variables quoted in the market of the assets of reference using Bloomberg as the main source of information.

In accordance with International Financial Reporting Standards ("IFRS"), the Company elaborate its financial statements; Volaris performs prospective effectiveness tests, as well as hedging records in which derivative financial instruments are classified in accordance with the type of underlying asset (monitored and updated constantly). As of the date of presentation of this report, all the Company's derivative financial instruments are considered effective and therefore classified to be recorded under hedge accounting assumptions.

VLRS	Consolidated
Ticker: VLRS	Quarter: 2 Year: 2021

Management discussion on internal and external sources of liquidity that could be used to meet the requirements related to derivative financial instruments.

The contracting of derivative financial instruments is distributed among the various counterparties with which the Company has signed a CSA, with the purpose of making the use of financial conditions more efficient; with the above, it manages to avoid that the exposure falls on a single counterpart. In the same way, different instruments and maturities are used to minimize potential margin calls. If the measures mentioned before were not sufficient, the Company has internal resources to meet the requirements related to derivative financial instruments.

Explanation of changes in exposure to the main risks identified and in managing them, as well as contingencies and events known or expected by management that can affect future reports.

The activities of the Company are exposed to different financial risks, among which the risk of fluctuations in the price of fuel, the risk of fluctuations in exchange rates and the risk of variations in market interest rates stand out. During the second quarter of 2021, there was no evidence of significant changes that could modify the exposure to the risks described above, a situation that can change in the future.

Quantitative information

As of the date of this report, all the derivative financial instruments held by the Company qualified as hedge accounting; for this reason, the changes in their fair value will only be the result of changes in the price levels of the underlying asset, and it will not modify the objective of the hedge for which it was initially entered for.

VLRS	Consolidated
Ticker: VLRS	Quarter: 2 Year: 2021

List of accounting policies

Basis of preparation

Statement of compliance

The unaudited interim condensed consolidated financial statements, which include the condensed consolidated statements of financial position as of June 30, 2021 (unaudited) and December 31, 2020 (audited), and the related condensed consolidated statements of operations, comprehensive income, for each of the three and six months ended June 30, 2021 and 2020 (unaudited), changes in equity and cash flows for each of the six months ended June 30, 2021 and 2020 (unaudited), have been prepared in accordance with International Accounting Standard (“IAS”) 34 Interim Financial Reporting and using the same accounting policies applied in preparing the annual financial statements, except as explained below.

The unaudited interim condensed consolidated financial statements do not include all the information and disclosures required in the annual financial statements and should be read in conjunction with the Company’s annual consolidated financial statements as of December 31, 2020 and 2019 and for each of the three years ended December 31, 2020 (audited), which were prepared in accordance with International Financial Reporting Standards (“IFRS”) as issued by the International Accounting Standards Board (“IASB”).

Items included in the financial statements of each of the Company’s entities are measured using the currency of the primary economic environment in which the entity operates (“functional currency”). The presentation currency of the Company’s consolidated financial statements is the Mexican peso, which is used also for compliance with its legal and tax obligations. All values in the consolidated financial statements are rounded to the nearest thousand (Ps.000), except when otherwise indicated.

The Company has consistently applied its accounting policies to all periods presented in these annual financial statements and provide comparative information in respect of the previous period.

Basis of measurement and presentation

The accompanying consolidated financial statements have been prepared under the historical-cost convention, except for derivative financial instruments that are measured at fair value and investments in marketable securities measured at fair value through profit and loss (“FVTPL”).

The preparation of the consolidated financial statements in accordance with IFRS requires management to make estimates and assumptions that affect the amounts reported in the accompanying consolidated financial statements and notes. Actual results could differ from those estimates.

a) Basis of consolidation

The accompanying unaudited interim condensed consolidated financial statements comprise the financial statements of the Company and its subsidiaries. On June 30, 2021 and December 31, 2020, for accounting purposes the companies included in the unaudited interim condensed consolidated financial statements are as follows:

			% Equity interest
Name	Principal Activities	Country	June 30, 2021	December 31, 2020
Concesionaria	Air transportation services for passengers, cargo and mail throughout Mexico and abroad	Mexico	100%	100%
Vuela Aviación, S.A.	Air transportation services for passengers, cargo and mail in Costa Rica and abroad	Costa Rica	100%	100%
Vuela, S.A. (“Vuela”) *	Air transportation services for passengers, cargo and mail in Guatemala and abroad	Guatemala	100%	100%
Vuela El Salvador, S.A. de C.V.*	Air transportation services for passengers, cargo and mail in El Salvador and abroad	El Salvador	100%	100%
Comercializadora Volaris, S.A. de C.V.	Merchandising of services	Mexico	100%	100%
Servicios Earhart, S.A.*	Recruitment and payroll	Guatemala	100%	100%
Servicios Corporativos Volaris, S.A. de C.V. (“Servicios Corporativos”)	Recruitment and payroll	Mexico	100%	100%
Servicios Administrativos Volaris, S.A. de C.V. (“Servicios Administrativos”)	Recruitment and payroll	Mexico	100%	100%
Comercializadora V Frecuenta, S.A. de C.V. (“Loyalty Program”) **	Loyalty Program	Mexico	100%	100%
Viajes Vuela, S.A. de C.V. (“Viajes Vuela”)	Travel agency	Mexico	100%	100%
Deutsche Bank México, S.A., Trust 1710	Pre-delivery payments financing	Mexico	100%	100%
Deutsche Bank México, S.A., Trust 1711	Pre-delivery payments financing	Mexico	100%	100%
Irrevocable Administrative Trust number F/307750 “Administrative Trust”	Share administration trust	Mexico	100%	100%
Irrevocable Administrative Trust number F/745291 “Administrative Trust”	Share administration trust	Mexico	100%	100%
Irrevocable Administrative Trust number CIB/3081 “Administrative Trust”	Share administration trust	Mexico	100%	100%
Irrevocable Administrative Trust number CIB/3249 “Administrative Trust”	Asset backed securities trustor & administrator	Mexico	100%	100%

*The Companies have not started operations yet in Guatemala and El Salvador.

**The Company has not started operations yet.

VLRS	Consolidated
Ticker: VLRS	Quarter: 2 Year: 2021

The financial statements of the subsidiaries are prepared for the same reporting period as the parent Company, using consistent accounting policies.

Control is achieved when the Company is exposed, or has rights, to variable returns from its involvement with the investee and has the ability to affect those returns through its power over the investee. Specifically, the Company controls an investee if, and only if, the Company has:

i)	Power over the investee (i.e., existing rights that give it the current ability to direct the relevant activities of the investee).
ii)	Exposure, or rights, to variable returns from its involvement with the investee.
iii)	The ability to use its power over the investee to affect its returns.

When the Company has less than a majority of the voting or similar rights of an investee, the Company considers all relevant facts and circumstances in assessing whether it has power over an investee, including:

i)	The contractual arrangement with the other vote holders of the investee.
ii)	Rights arising from other contractual arrangements.
iii)	The Company’s voting rights and potential voting rights.

The Company re-assesses whether or not it controls an investee if facts and circumstances indicate that there are changes to one or more of the three elements of control. Consolidation of a subsidiary begins when the Company obtains control over the subsidiary and ceases when the Company loses control of the subsidiary. Assets, liabilities, income and expenses of a subsidiary acquired or disposed of during the year are included in the consolidated financial statements from the date the Company gains control until the date the Company ceases to control the subsidiary.

All intercompany balances, transactions, unrealized gains and losses resulting from intercompany transactions are eliminated in full.

On consolidation, the assets and liabilities of foreign operations are translated into Mexican pesos at the rate of exchange prevailing at the reporting date and their statements of profit or loss are translated at exchange rates prevailing at the dates of the transactions. The exchange differences arising on translation for consolidation are recognized in other comprehensive income (“OCI”). On disposal of a foreign operation, the component of OCI relating to that particular foreign operation is recognized in profit or loss.

b) Revenue recognition

Passenger revenues:

Revenues from the air transportation of passengers are recognized at the earlier of when the service is provided or when the non-refundable ticket expires at the date of the scheduled travel.

Ticket sales for future flights are initially recognized as contract liabilities under the caption “unearned transportation revenue” and, once the transportation service is provided by the Company or when the non-refundable ticket expires at the date of the scheduled travel, the earned revenue is recognized as passenger ticket revenues and the unearned transportation revenue is reduced by the same amount. All the Company’s tickets are non-refundable and are subject to change upon a payment of a fee. Additionally, the Company does not operate a frequent flier program.

The most significant passenger revenue includes revenues generated from: (i) fare revenue and (ii) other passenger revenues. Other passenger services include but are not limited to fees charged for excess baggage, bookings through the call center or third-party agencies, advanced seat selection, itinerary changes and charters. They are recognized as revenue when the obligation of passenger transportation service is provided by the Company or when the non-refundable ticket expires at the date of the scheduled travel.

The Company also classifies as other passenger revenue “V Club” and other similar services, which are recognized as revenue over time when the service is provided, as a modification of the tickets sold to V Club members.

Tickets sold by other airlines where the Company provides the transportation are recognized as passenger revenue when the service is provided.

VLRS	Consolidated
Ticker: VLRS	Quarter: 2 Year: 2021

The Company sells certain tickets with connecting flights with one or more segments operated by its other airline partner. For segments operated by its other airline partners, the Company has determined that it is acting as an agent on behalf of the other airlines as they are responsible for their portion of the contract (i.e. transportation of the passenger). The Company, as the agent, recognizes revenue within Other operating revenue at the time of the travel for the net amount retained by the Company for any segments flown by other airlines.

Non-passenger revenues:

The most significant non-passenger revenues include revenues generated from: (i) revenues from other non-passenger services described below and (ii) cargo services.

Revenues from other non-passenger services mainly include but are not limited to commissions charged to third parties for the sale of hotel reservations, trip insurance, rental cars and advertising spaces to third parties. They are recognized as revenue at the time the service is provided.

The Company also evaluated the principal versus agent considerations as it relates to certain non-air travel services arrangements with third party providers. No changes were identified under this analysis as the Company is agent for those services provided by third parties.

Code-share agreement

On January 16, 2018, the Company and Frontier Airlines (herein after Frontier) entered into a code-share operations agreement, which started operations in September 2018.

Through this alliance, the Company´s customers gain access to additional cities in the U.S. beyond the current available destinations as the Company’s customers are able to buy a ticket throughout any of Frontier’s actual destinations; and Frontier customers gain first-time access to new destinations in Mexico through Volaris presence in Mexican airports. Tickets from Frontier can be purchased directly from the Volaris’ website.

Other considerations analyzed as part of revenue from contracts with customers

All revenues offered by the Company including sales of tickets for future flights, other passenger related services and non-passenger revenue must be paid through a full cash settlement. The payment of the transaction price is equal to the cash settlement from the client at the sales time (using different payment options like credit or debit cards, paying through a third party or directly at the counter in cash). There is little or no judgment to determine the point in time of the revenue recognition, and the amount of it. Even if mainly all the sales of services are initially recognized as contract liabilities, there is no financing component in these transactions.

The cost to obtain a contract is represented by the commissions paid to the travel agencies and the bank commissions charged by the financial institutions for processing electronic transactions. The Company does not incur any additional costs to obtain and fulfill a contract that is eligible for capitalization.

Trade receivables are mainly with financial institutions due to transactions with credit and debit cards, and therefore they are non-interest bearing and are mainly on terms of 24 to 48 hours. The Company has the right of collection at the beginning of the contracts and there are no discounts, payment incentives, bonuses, or other variable considerations subsequent to the purchase that could modify the amount of the transaction price.

The Company´s tickets are non-refundable. However, if the Company cancels a flight for causes attributable to the airline, including as a result of the COVID-19 pandemic, then the passenger is entitled to either move their flight at no cost, receive a refund or a voucher. No revenue is recognized until either the voucher is redeemed, and the associate flight occurs, or the voucher expires. When vouchers issued exceed the amount of the original amount paid by the passenger the excess is recorded as reduction of the operating revenues. All of the Company´s revenues related to future services are rendered through an approximate period of 12 months.

c) Cash and cash equivalents

Cash and cash equivalents are represented by bank deposits and highly liquid investments with maturities of 90 days or less at the original purchase date. For the purposes of the consolidated statements of cash flows, cash and cash equivalents consist of cash and short-term investments as defined above.

VLRS	Consolidated
Ticker: VLRS	Quarter: 2 Year: 2021

The Company has agreements with financial institutions that process customer credit card transactions for the sale of air travel and other services. These credit card processing agreements doesn’t have significant cash reserve requirements.

d) Financial instruments -initial recognition and subsequent measurement

A financial instrument is any contract that gives rise to a financial asset for one entity and a financial liability or equity instrument for another entity.

i) Financial assets

Initial recognition

Classification of financial assets and initial recognition

The Company determines the classification and measurement of financial assets, in accordance with the categories in IFRS 9, which are based on both: the characteristics of the contractual cash flows of these assets and the business model objective for holding them.

Financial assets include those carried at FVTPL, whose objective to hold them is for trading purposes (short-term investments), or at amortized cost, for accounts receivables held to collect the contractual cash flows, which are characterized by solely payments of principal and interest (“SPPI”). Derivative financial instruments are also considered financial assets when these represent contractual rights to receive cash or another financial asset. All the Company’s financial assets are initially recognized at fair value, including derivative financial instruments.

Subsequent measurement

The subsequent measurement of financial assets depends on their initial classification, as is described below:

1.	Financial assets at FVTPL which include financial assets held for trading.
2.	Financial assets at amortized cost, whose characteristics meet the SPPI criterion and were originated to be held to collect principal and interest in accordance with the Company’s business model.
3.	Financial assets at fair value through OCI with recycling of cumulative gains and losses.

Derecognition

A financial asset (or, where applicable, a part of a financial asset or part of a group of similar financial assets) is derecognized when:

a)	The rights to receive cash flows from the asset have expired;

b)	The Company has transferred its rights to receive cash flows from the asset or has assumed an obligation to pay the received cash flows in full without material delay to a third party under a ‘pass-through’ arrangement; and either (i) the Company has transferred substantially all the risks and rewards of the asset, or (ii) the Company has neither transferred nor retained substantially all the risks and rewards of the asset, but has transferred control of the asset; or

When the Company has transferred its rights to receive cash flows from an asset or has entered into a pass-through arrangement, it evaluates if and to what extent it has retained the risks and rewards of ownership. When it has neither transferred nor retained substantially all the risks and rewards of the asset, nor transferred control of the asset, the asset is recognized to the extent of the Company’s continuing involvement in the asset.

In that case, the Company also recognizes an associated liability. The transferred asset and the associated liability are measured on a basis that reflects the rights and obligations that the Company has retained.

ii) Impairment of financial assets

The Company assesses at each reporting date, whether there is objective evidence that a financial asset or a group of financial assets is impaired. An impairment exists if one or more events has occurred since the initial recognition of an asset (an incurred ‘loss event’), that has an impact on the estimated future cash flows of the financial asset or the group of financial assets that can be reliably estimated.

Evidence of impairment may include indications that the debtors or a group of debtors is experiencing significant financial difficulty, default or delinquency in receivable, the probability that they will enter bankruptcy or other financial reorganization and observable data indicating that there is a measurable decrease in the estimated cash flows, such as changes in arrears or economic conditions that correlate with defaults.

VLRS	Consolidated
Ticker: VLRS	Quarter: 2 Year: 2021

For trade receivables, the Company applies a simplified approach in calculating expected credit losses (ECLs). Therefore, the Company does not track changes in credit risk, but instead recognizes a loss allowance based on lifetime ECLs at each reporting date.

Based on this evaluation, allowances are taken into account for the expected losses of these receivables.

iii) Financial liabilities

Initial recognition and measurement

Financial liabilities are classified, at initial recognition, as financial liabilities at FVTPL, loans and borrowings, accounts payables to suppliers, unearned transportation revenue, other accounts payable and financial instruments.

All financial liabilities are recognized initially at fair value and, in the case of loans and borrowings and payables, net of directly attributable transaction costs.

Subsequent measurement

The measurement of financial liabilities depends on their classification as described below:

Financial liabilities at amortized cost

Accounts payable, are subsequently measured at amortized cost and do not bear interest or result in gains and losses due to their short-term nature.

Loans and borrowings are the category most relevant to the Company. After initial recognition at fair value (consideration received), interest bearing loans and borrowings are subsequently measured at amortized cost using the EIR method. Gains and losses are recognized in profit or loss when the liabilities are derecognized as well as through the EIR amortization process.

Amortized cost is calculated by taking into account any discount or premium on issuance and fees or costs that are an integral part of the EIR. The EIR amortization is included as finance costs in the consolidated statements of operations. This amortized cost category generally applies to interest-bearing loans and borrowings.

Financial liabilities at FVTPL

Financial liabilities at FVTPL include financial liabilities under the fair value option, which are classified as held for trading, if they are acquired for the purpose of selling them in the near future. This category includes derivative financial instruments that are not designated as hedging instruments in hedge relationships as defined by IFRS 9.

Derecognition

A financial liability is derecognized when the obligation under the liability is discharged or cancelled or expires.

When an existing financial liability is replaced by another from the same lender on substantially different terms, or the terms of an existing liability are substantially modified, such an exchange or modification is treated as the derecognition of the original liability and the recognition of a new liability.

The difference in the respective carrying amounts is recognized in the consolidated statements of operations.

Offsetting of financial instruments

Financial assets and financial liabilities are offset, and the net amount is reported in the consolidated statement of financial position if there is:

i)	A currently enforceable legal right to offset the recognized amounts, and
ii)	An intention to settle on a net basis, to realize the assets and settle the liabilities simultaneously.

VLRS	Consolidated
Ticker: VLRS	Quarter: 2 Year: 2021

e) Other accounts receivable

Other accounts receivables are due primarily from major credit card processors associated with the sales of tickets and are stated at cost less allowances made for credit losses, which approximates fair value given their short-term nature.

f) Inventories

Inventories consist primarily of flight equipment expendable parts, materials and supplies, and are initially recorded at acquisition cost. Inventories are carried at the lower of cost and their net realization value. The cost is determined on the basis of the method of specific identification and expensed when used in operations.

g) Intangible assets

Cost related to the purchase or development of computer software that is separable from an item of related hardware is capitalized separately measured at cost and amortized over the period in which it will generate benefits not exceeding five years on a straight-line basis. The Company annually reviews the estimated useful lives and salvage values of intangible assets and any changes are accounted for prospectively.

The Company records impairment charges on intangible assets used in operations when events and circumstances indicate that the assets or related cash generating unit may be impaired and the carrying amount of a long-lived asset or cash generating unit exceeds its recoverable amount, which is the higher of (i) its fair value less cost to sell, and (ii) its value in use.

The value in use calculation is based on a discounted cash flow model, using our projections of operating results for the near future. The recoverable amount of long-lived assets is sensitive to the uncertainties inherent in the preparation of projections and the discount rate used in the calculation.

h) Guarantee deposits

Guarantee deposits consist primarily of aircraft maintenance deposits paid to lessors, deposits for rent of flight equipment and other guarantee deposits. Aircraft and engine deposits are held by lessors in U.S. dollars and are presented as current assets and non-current assets, based on the recovery dates of each deposit established in the related agreements.

Aircraft maintenance deposits paid to lessors

Most of the Company’s lease agreements require the Company to pay maintenance deposits to aircraft lessors to be held as collateral in advance of the Company’s performance of major maintenance activities. These lease agreements provide that maintenance deposits are reimbursable to the Company upon completion of the maintenance event in an amount equal to the lesser of (i) the amount of the maintenance deposits held by the lessor associated with the specific maintenance event, or (ii) the qualifying costs related to the specific maintenance event.

Substantially all these maintenance deposits are calculated based on a utilization measure of the leased aircrafts and engines, such as flight hours or cycles, and are used solely to collateralize the lessor for maintenance time run off the aircraft and engines until the completion of the maintenance of the aircraft and engines.

Maintenance deposits expected to be recovered from lessors are reflected as guarantee deposits in the accompanying consolidated statement of financial position. These deposits are recorded as a monetary asset and are revaluated in order to record the foreign currency changes at each reported period. The Company makes certain assumptions at the inception of the lease and at each consolidated statement of financial position date to determine the recoverability of maintenance deposits. These assumptions are based on various factors such as the estimated time between the maintenance events, the date the aircraft is due to be returned to the lessor, and the number of flight hours the aircraft and engines is estimated to be utilized before it is returned to the lessor.

Some other aircraft lease agreements do not require the obligation to pay maintenance deposits to lessors in advance in order to ensure major maintenance activities, so the Company does not record guarantee deposits regarding these aircraft. However, certain of these lease agreements include the obligation to make a maintenance adjustment payment to the lessors at the end of the lease period. These maintenance adjustments cover maintenance events that are not expected to be made before the termination of the lease; for such agreements, the Company accrues a liability related to the amount of the costs to be incurred at the lease term, since no maintenance deposits had been made. The portion of prepaid maintenance deposits that is deemed unlikely to be recovered and accruals in lien of maintenance deposits, are recorded as a variable lease payment and is presented as supplemental rent in the consolidated statements of operations.

The maintenance event for which the maintenance deposits were previously expensed was scheduled to occur after the original lease term and as such the supplemental rental payments were expensed. However, when the leases were amended the maintenance deposits amounts became probable of recovery due to the longer lease term and as such they are being recognized as an asset.

VLRS	Consolidated
Ticker: VLRS	Quarter: 2 Year: 2021

i) Aircraft and engine maintenance

The Company is required to conduct various levels of aircraft maintenance. Maintenance requirements depend on the type of aircraft, age and the route network over which it operates.

Fleet maintenance requirements may involve short cycle engineering checks, for example, component checks, monthly checks, annual airframe checks and periodic major maintenance and engine checks.

Aircraft maintenance and repair consists of routine and non-routine works, divided into three general categories: (i) routine maintenance, (ii) major maintenance and (iii) component service.

(i) Routine maintenance requirements consist of scheduled maintenance checks on the Company’s aircraft, including pre-flight, daily, weekly and overnight checks, any diagnostics and routine repairs and any unscheduled tasks performed as required. These type of maintenance events are currently serviced by Company mechanics and are primarily completed at the main airports that the Company currently serves.

All other maintenance activities are sub-contracted to qualified maintenance business partner, repair and overhaul organizations. Routine maintenance also includes scheduled tasks that can take from seven to 14 days to accomplish and typically are required approximately every 22 months. All routine maintenance costs are expensed as incurred.

(ii) Major maintenance consists of a series of more complex tasks that can take up to six weeks to accomplish and typically are required approximately every five to six years.

Major maintenance is accounted for under the deferral method, whereby the cost of major maintenance and major overhaul and repair is capitalized (leasehold improvements to flight equipment) and amortized over the shorter of the period to the next major maintenance event or the remaining contractual lease term. The next major maintenance event is estimated based on assumptions including estimated usage. The United States Federal Aviation Administration (“FAA”) and the Mexican Federal Civil Aviation Agency (Agencia Federal de Aviación Civil) mandate maintenance intervals and average removal times as suggested by the manufacturer.

These assumptions may change based on changes in the utilization of aircraft, changes in government regulations and suggested manufacturer maintenance intervals. In addition, these assumptions can be affected by unplanned incidents that could damage an airframe, engine, or major component to a level that would require a heavy maintenance event prior to a scheduled maintenance event. To the extent the planned usage increases, the estimated life would decrease before the next maintenance event, resulting in additional expense over a shorter period.

(iii) The Company has a power-by-the hour agreement for component services, which guarantees the availability of aircraft parts for the Company’s fleet when they are required. It also provides aircraft parts that are included in the redelivery conditions of the contract (hard time) without constituting an additional cost at the time of redelivery. The monthly maintenance cost associated with this agreement is recognized as incurred in the consolidated statements of operations.

The Company has an engine flight hour agreement (component repair agreement), that guarantees a cost per overhaul, provides miscellaneous engines coverage, caps the cost of foreign objects damage events, ensures there is protection from annual escalations, and grants an annual credit for scrapped components. The cost associated with the miscellaneous engines’ coverage is recorded monthly as incurred in the consolidated statements of operations.

j) Rotable spare parts, furniture and equipment, net

Rotable spare parts, furniture and equipment, are recorded at cost and are depreciated to estimated residual values over their estimated useful lives using the straight-line method.

Aircraft spare engines have significant components with different useful lives; therefore, they are accounted for as separate items (major components) of spare engine parts.

Pre-delivery payments refer to prepayments made to aircraft and engine manufacturers during the manufacturing stage of the aircraft. The borrowing costs related to the acquisition or construction of a qualifying asset are capitalized as part of the cost of that asset.

VLRS	Consolidated
Ticker: VLRS	Quarter: 2 Year: 2021

Depreciation rates are as follows:

Annual depreciation rate
Flight equipment	4.0-16.7%
Constructions and improvements	Remaining contractual lease term
Computer equipment	25%
Workshop tools	33.3%
Electric power equipment	10%
Communications equipment	10%
Workshop machinery and equipment	10%
Motorized transport equipment platform	25%
Service carts on board	20%
Office furniture and equipment	10%
Leasehold improvements to flight equipment	The shorter of: (i) remaining contractual lease term, or (ii) the next major maintenance event

The Company reviews annually the useful lives of these assets and any changes are accounted for prospectively.

The Company identified one Cash Generating Unit (CGU), which includes the entire aircraft fleet and flight equipment. The Company assesses at each reporting date, whether there is an objective evidence that rotable spare parts, furniture and equipment and right of use asset are impaired in the CGU. The Company records impairment charges on rotable spare parts, furniture and equipment and right of use assets used in operations when events and circumstances indicate that the assets may be impaired or when the carrying amount of a long-lived asset or related cash generating unit exceeds its recoverable amount, which is the higher of (i) its fair value less cost to sell and (ii) its value in use.

The value in use calculation is based on a discounted cash flow model, using projections of operating results for the near future. The recoverable amount of long-lived assets is sensitive to the uncertainties inherent in the preparation of projections and the discount rate used in the calculation.

As of June 30, 2021 and December 31, 2020, the Company performed its annual impairment test. The recoverable amount of the CGU was determined based on a value in use calculation using cash flow projections from financial budgets approved by senior management, covering a five-year period. The projected cash flows have been updated to reflect the future operating cashflows. It was concluded that the carrying amount of the CGU did not exceed the value in use.

As of June 30, 2021 and December 31, 2020, there was no impairment charges recorded in respect of the Company’s cash generating unit despite of the consequence of decreased operations as a result of Covid-19.

k) Foreign currency transactions and exchange differences

The Company’s consolidated financial statements are presented in Mexican peso, which is the reporting and functional currency of the parent company. For each subsidiary, the Company determines the functional currency and items included in the financial statements of each entity are measured using the currency of the primary economic environment in which the entity operates (“the functional currency”).

The financial statements of foreign subsidiaries prepared under IFRS and denominated in their respective local currencies, are translated into the functional currency as follows:

•	Transactions in foreign currencies are translated into the respective functional currencies at the exchange rates at the dates of the transactions.
•	All monetary assets and liabilities were translated at the exchange rate at the consolidated statement of financial position date.
•	All non-monetary items that are measured in terms of historical cost in a foreign currency are translated using the exchange rates at the dates of the initial transactions.
•	Equity accounts are translated at the prevailing exchange rate at the time the capital contributions were made and the profits were generated.
•	Revenues, costs and expenses are translated at the average exchange rate during the applicable period.

Any differences resulting from the currency translation are recognized in the consolidated statements of operations and the OCI.

VLRS	Consolidated
Ticker: VLRS	Quarter: 2 Year: 2021

l) Liabilities and provisions

Provisions are recognized when the Company has a present obligation (legal or constructive) as a result of a past event, it is probable that an outflow of resources embodying economic benefits will be required to settle the obligation and a reliable estimate can be made of the amount of the obligation. If the effect of the time value of money is material, provisions are discounted using a current pre-tax rate that reflects, where appropriate, the risks specific to the liability. Where discounting is used, the increase in the provision due to the passage of time is recognized as a finance cost.

m) Employee benefits

i) Personnel vacations

The Company and its subsidiaries in Mexico and Central America recognize a reserve for the costs of paid absences, such as vacation time, based on the accrual method.

ii) Termination benefits

The Company recognizes a liability and expense for termination benefits at the earlier of the following dates:

a) When it can no longer withdraw the offer of those benefits; and

b) When it recognizes costs for a restructuring that is within the scope of IAS 37, Provisions, Contingent Liabilities and Contingent Assets, and involves the payment of termination benefits.

The Company is demonstrably committed to a termination when, and only when, it has a detailed formal plan for the termination and is without realistic possibility of withdrawal.

iii) Seniority premiums

In accordance with Mexican Labor Law, the Company provides seniority premium benefits to the employees which rendered services to its Mexican subsidiaries under certain circumstances. These benefits consist of a one-time payment equivalent to 12 days’ wages for each year of service (at the employee’s most recent salary, but not to exceed twice the legal minimum wage), payable to all employees with 15 or more years of service, as well as to certain employees terminated involuntarily prior to the vesting of their seniority premium benefit.

Obligations relating to seniority premiums other than those arising from restructurings, are recognized based upon actuarial calculations and are determined using the projected unit credit method.

The latest actuarial computation was prepared as of December 31, 2020. Remeasurement gains and losses are recognized in full in the period in which they occur in OCI. Such remeasurement gains and losses are not reclassified to profit or loss in subsequent periods.

The defined benefit asset or liability comprises the present value of the defined benefit obligation using a discount rate based on government bonds, less the fair value of plan assets out of which the obligations are to be settled.

For entities in Costa Rica, Guatemala and El Salvador there is no obligation to pay seniority premium, these countries have Post- Employee Benefits.

iv) Incentives

The Company has a quarterly incentive plan for certain personnel whereby cash bonuses are awarded for meeting certain performance targets. These incentives are payable shortly after the end of each quarter and are accounted for as a short-term benefit under IAS 19, Employee Benefits. A provision is recognized based on the estimated amount of the incentive payment.

The Company has a short-term benefit plan for certain key personnel whereby cash bonuses are awarded when certain Company’s performance targets are met. These incentives are payable shortly after the end of each year and also are accounted for as a short-term benefit under IAS 19. A provision is recognized based on the estimated amount of the incentive payment.

v) Long-term incentive plan (“LTIP”) and long-term retention plan (LTRP)

The Company has adopted a Long-term incentive plan (“LTIP”). This plan consists of a share purchase plan (equity-settled) and a share appreciation rights “SARs” plan (cash settled), and therefore accounted under IFRS 2 “Shared based payments”. This incentive plan has been granting annual extensions in the same terms from the original granted in 2014.

VLRS	Consolidated
Ticker: VLRS	Quarter: 2 Year: 2021

During 2020, the Company approved a new long-term retention plan (“LTRP”), which consisted in a purchase plan (equity-settled). This plan does not include cash compensations granted through appreciation rights on the Company's shares. The retention plans granted in previous periods will continue in full force and effect until their respective due dates and the cash compensation derived from them will be settled according to the conditions established in each plan.

vi) Share-based payments

a) LTIP

- Share purchase plan (equity-settled)

Certain key employees of the Company receive additional benefits through a share purchase plan denominated in Restricted Stock Units (“RSUs”), which has been classified as an equity-settled share-based payment. The cost of the equity-settled share purchase plan is measured at the grant date, taking into account the terms and conditions on which the share options were granted. The equity-settled compensation cost is recognized in the consolidated statement of operations under the caption of salaries and benefits, over the requisite service period.

- SARs plan (cash settled)

The Company granted SARs to key employees, which entitle them to a cash payment after a service period. The amount of the cash payment is determined based on the increase in the share price of the Company between the grant date and the time of exercise. The liability for the SARs is measured, initially and at the end of each reporting period until settled, at the fair value of the SARs, taking into account the terms and conditions on which the SARs were granted. The compensation cost is recognized in the consolidated statement of operations under the caption of salaries and benefits, over the requisite service period.

b) Management incentive plan (“MIP”)

- MIP I

Certain key employees of the Company receive additional benefits through a share purchase plan, which has been classified as an equity-settled share-based payment. The equity-settled compensation cost is recognized in the consolidated statement of operations under the caption of salaries and benefits, over the requisite service period.

- MIP II

On February 19, 2016, the Board of Directors of the Company authorized an extension to the MIP for certain key employees, this plan was named MIP II. In accordance with this plan, the Company granted SARs to key employees, which entitle them to a cash payment after a service period. The amount of the cash payment is determined based on the increase in the share price of the Company between the grant date and the time of exercise. The liability for the SARs is measured initially and at the end of each reporting period until settled at the fair value of the SARs, taking into account the terms and conditions on which the SARs were granted. The compensation cost is recognized in the consolidated statement of operations under the caption of salaries and benefits, over the requisite service period.

c) Board of Directors Incentive Plan (BoDIP)

Certain members of the Board of Directors of the Company receive additional benefits through a sharebased plan, which has been classified as an equity-settled share-based payment and therefore accounted under IFRS 2 “Shared based payments”.

In April 2018, the Board of Directors of the Company authorized a Board of Directors Incentive Plan “BoDIP”, for the benefit of certain board members. The BoDIP grants options to acquire shares of the Company or CPOs during a four-year period with an exercise price share at Ps.16.12, which was determined on the grant date. Under this plan, no service or performance conditions are required to the board members for exercise the option to acquire shares, and therefore, they have the right to request the delivery of those shares at the time they pay for them.

vii) Employee profit sharing

The Mexican Income Tax Law (“MITL”), establishes that the base for computing current year employee profit sharing shall be the taxpayer’s taxable income of the year for income tax purposes, including certain adjustments established in the Income Tax Law, at the rate of 10%. The employee profit sharing is presented as an expense in the consolidated statements of operations. Subsidiaries in Central America do not have such profit-sharing benefit, as it is not required by local regulation.

VLRS	Consolidated
Ticker: VLRS	Quarter: 2 Year: 2021

n) Leases

The Company assesses at contract inception whether a contract is, or contains, a lease. That is, if the contract conveys the right to control the use of an identified asset for a period of time in exchange for consideration.

The Company applies a single recognition and measurement approach for all leases, except for short-term leases and leases of low-value assets. The Company recognizes lease liabilities to make lease payments and right-of-use assets representing the right to use the underlying assets.

i) Right-of-use assets

The Company recognize right-of-use assets at the commencement date of the lease. Right-of-use assets are measured at cost, less any accumulated depreciation and impairment losses, and adjusted for any remeasurement of lease liabilities. The cost of right-of-use assets includes the amount of lease liabilities recognized, initial direct costs incurred, an estimate of costs to be incurred by the Company in dismantling and removing the underlying asset to the condition required by the terms and conditions of the lease, and lease payments made at or before the commencement date less any lease incentives received.

Components of the right-of-use assets are depreciated on a straight-line basis over the shorter of the remining lease term and the estimated useful lives of the assets, as follows:

Aircraft and engines	up to 18 years
Spare engines	up to 14 years
Buildings leases	one to ten years
Maintenance component	up to eight years

ii) Lease Liabilities

At the commencement date of the lease, the Company recognizes lease liabilities measured at the present value of lease payments to be made over the lease term. The lease payments include fixed payments less any lease incentives receivable, variable lease payments that depend on an index or a rate, and amounts expected to be paid under residual value guarantees.

Variable lease payments that do not depend on an index or a rate are recognized as expenses in the period in which the event or condition that triggers the payment occurs.

In calculating the present value of lease payments, the Company uses its incremental borrowing rate at the lease commencement date because the interest rate implicit in the lease is not readily determinable. After the commencement date, the amount of lease liabilities is increased to reflect the accretion of interest and reduced for the lease payments made. In addition, the carrying amount of lease liabilities is remeasured if there is a modification, a change in the lease term, a change in the lease payments or a change in the assessment of an option to purchase the underlying asset.

The short-term leases and leases of low value assets are recognized as expense on a straight-line basis over the lease term.

As of June 30, 2021 and December 31, 2020, there were no impairment charges recorded in respect of the company right-of-use asset.

iii) Sale and leaseback

The Company enters into sale and leaseback agreements whereby an aircraft or engine is sold to a lessor upon delivery and the lessor agrees to lease such aircraft or engine back to the Company.

The Company measures the right-of-use asset arising from the leaseback at the proportion of the previous carrying amount of the asset that relates to the right of use retained by the seller-lessee. Accordingly, the Company recognizes in the Statement of Operations only the amount of any gain or loss that relates to the rights transferred to the buyer-lessor. The rest of the gain is amortized over the lease term.

iv) Return obligations

The aircraft lease agreements of the Company also require that the aircraft and engines be returned to lessors under specific conditions of maintenance. The costs of return, which in no case are related to scheduled major maintenance, are estimated and recognized ratably as a provision from the time it becomes likely such costs will be incurred and can be estimated reliably. These return costs are recognized on a straight-line basis as a component of variable lease expenses and the provision is included as part of other liabilities, through the remaining lease term. The Company estimates the provision related to airframe, engine overhaul and limited life parts using certain assumptions including the projected usage of the aircraft and the expected costs of maintenance tasks to be performed.

VLRS	Consolidated
Ticker: VLRS	Quarter: 2 Year: 2021

o) Other taxes and fees payable

The Company is required to collect certain taxes and fees from customers on behalf of government agencies and airports and to remit these to the applicable governmental entity or airport on a periodic basis. These taxes and fees include federal transportation taxes, federal security charges, airport passenger facility charges, and foreign arrival and departure fees. These charges are collected from customers at the time they purchase their tickets but are not included in passenger revenue. The Company records a liability upon collection from the customer and discharges the liability when payments are remitted to the applicable governmental entity or airport.

p) Income taxes

Current income tax

Current income tax assets and liabilities for the current period are measured at the amount expected to be recovered from or paid to the tax authorities. The tax rates and tax laws used to compute the amount are those that are enacted or substantively enacted, at the reporting date. Current income tax relating to items recognized directly in equity is recognized in equity and not in the income statement. Management periodically evaluates positions taken in the tax returns with respect to situations in which applicable tax regulations are subject to interpretation and establishes provisions where appropriate.

Deferred tax

Deferred tax is provided using the liability method on temporary differences between the tax bases of assets and liabilities and their carrying amounts for financial reporting purposes at the reporting date.

Deferred tax liabilities are recognized for all taxable temporary differences, except, in respect of taxable temporary differences associated with investments in subsidiaries when the timing of the reversal of the temporary differences can be controlled and it is probable that the temporary differences will not reverse in the foreseeable future.

Deferred tax assets are recognized for all deductible temporary differences, the carry-forward of unused tax credits and any available tax losses. Deferred tax assets are recognized to the extent that it is probable that taxable profit will be available against which the deductible temporary differences, and the carry-forward of unused tax credits and available tax losses can be utilized, except, in respect of deductible temporary differences associated with investments in subsidiaries deferred tax assets are recognized only to the extent that it is probable that the temporary differences will reverse in the foreseeable future and taxable profits will be available against which the temporary differences can be utilized.

The Company considers the following criteria in assessing the probability that taxable profit will be available against which the unused tax losses or unused tax credits can be utilized: (a) whether the entity has sufficient taxable temporary differences relating to the same taxation authority and the same taxable entity, which will result in taxable amounts against which the unused tax losses or unused tax credits can be utilized before they expire; (b) whether it is probable that the Company will have taxable profits before the unused tax losses or unused tax credits expire; (c) whether the unused tax losses result from identifiable causes which are unlikely to recur; and (d) whether tax planning opportunities are available to the Company that will create taxable profit in the period in which the unused tax losses or unused tax credits can be utilized.

The carrying amount of deferred tax assets is reviewed at each reporting date and reduced to the extent that it is no longer probable that sufficient taxable profit will be available to allow all or part of the deferred tax asset to be utilized. Unrecognized deferred tax assets are reassessed at each reporting date and are recognized to the extent that it has become probable that future taxable profits will allow the deferred tax asset to be recovered.

Deferred tax assets and liabilities are measured at the tax rates that are expected to apply in the year when the asset is realized or the liability is settled, based on tax rates (and tax laws) that have been enacted or substantively enacted at the reporting date.

Deferred tax relating to items recognized outside profit or loss is recognized outside profit or loss. Deferred tax items are recognized in correlation to the underlying transaction in OCI.

Deferred tax assets and deferred tax liabilities are offset if a legally enforceable right exists to set off current tax assets against current tax liabilities and the deferred taxes relate to the same taxable entity and the same taxation authority.

The charge for income taxes incurred is computed based on tax laws approved in Mexico, Costa Rica, Guatemala and El Salvador at the date of the consolidated statement of financial position.

VLRS	Consolidated
Ticker: VLRS	Quarter: 2 Year: 2021

q) Derivative and non-derivative financial instruments and hedge accounting

The Company mitigates certain financial risks, such as volatility in the price of jet fuel, adverse changes in interest rates and exchange rate fluctuations, through a risk management program that includes the use of derivative financial instruments and non-derivative financial instrument.

In accordance with IFRS 9, derivative financial instruments and non-derivative financial instruments are recognized in the consolidated statement of financial position at fair value. At inception of a hedge relationship, the Company formally designates and documents the hedge relationship to which it wishes to apply hedge accounting, as well as the risk management objective and strategy for undertaking the hedge. The documentation includes the hedging strategy and objective, identification of the hedging instrument, the hedged item or transaction, the nature of the risks being hedged and how the entity will assess the effectiveness of changes in the hedging instrument’s fair value in offsetting the exposure to changes in the hedged item’s fair value or cash flows attributable to the hedged risk(s).

Only if such hedges are expected to be effective in achieving offsetting changes in fair value or cash flows of the hedge item(s) and are assessed on an ongoing basis to determine that they have been effective throughout the financial reporting periods for which they were designated, hedge accounting treatment can be used.

Under the cash flow hedge (CFH) accounting model, the effective portion of the hedging instrument’s changes in fair value is recognized in OCI, while the ineffective portion is recognized in current year earnings in the statement of profit or loss. The cash flow hedge reserve is adjusted to the lower of the cumulative gain or loss on the hedging instrument and the cumulative change in fair value of the hedged item. The amounts recognized in OCI are transferred to earnings in the period in which the hedged transaction affects earnings.

The realized gain or loss of derivative financial instruments that qualify as CFH is recorded in the same caption of the hedged item in the consolidated statement of operations.

Accounting for the time value of options

The Company accounts for the time value of options in accordance with IFRS 9, which requires all derivative financial instruments to be initially recognized at fair value. Subsequent measurement for options purchased and designated as CFH requires that the option’s changes in fair value be segregated into its intrinsic value (which will be considered the hedging instrument’s effective portion in OCI) and its correspondent changes in extrinsic value (time value and volatility). The extrinsic value changes will be considered as a cost of hedging (recognized in OCI in a separate component of equity) and accounted for in income when the hedged items also are recognized in income.

r) Financial instruments – Disclosures

IFRS 7 requires a three-level hierarchy for fair value measurement disclosures and requires entities to provide additional disclosures about the relative reliability of fair value measurements.

s) Treasury shares

The Company’s equity instruments that are reacquired (treasury shares), are recognized at cost and deducted from equity. No gain or loss is recognized in profit or loss on the purchase, sale, issue or cancellation of treasury shares. Any difference between the carrying amount and the consideration received, if reissued, is recognized in additional paid in capital. Share-based payment options exercised during the reporting period are settled with treasury shares.

t) Operating segments

Management of Controladora monitors the Company as a single business unit that provides air transportation and related services, accordingly it has only one operating segment.

The Company has two geographic areas identified as domestic (Mexico) and international (United States of America and Central America).

v) Current versus non-current classification

The Company presents assets and liabilities in the consolidated statement of financial position based on current/non-current classification. An asset is current when it is: (i) expected to be realized or intended to be sold or consumed in normal operating cycle, (ii) expected to be realized within twelve months after the reporting period, or, (iii) cash or cash equivalent unless restricted from being exchanged or used to settle a liability for at least twelve months after the reporting period. All other assets are classified as non-current. A liability is current when: (i) it is expected to be settled in normal operating cycle, (ii) it is due to be settled within twelve months after the reporting period, or, (iii) there is no unconditional right to defer the settlement of the liability for at least twelve months after the reporting period. The Company classifies all other liabilities as non-current. Deferred tax assets and liabilities are classified as noncurrent assets and liabilities.

VLRS	Consolidated
Ticker: VLRS	Quarter: 2 Year: 2021

w) Convenience translation

U.S. dollar amounts at June 30, 2021 shown in the unaudited interim condensed consolidated financial statements have been included solely for the convenience of the reader and are translated from Mexican pesos, using an exchange rate of Ps.19.8027 per U.S. dollar, as reported by the Mexican Central Bank (Banco de México) as the rate for the payment of obligations denominated in foreign currency payable in Mexico in effect on June 30, 2021. Such translation should not be construed as a representation that the peso amounts have been or could be converted into U.S. dollars at this or any other rate. The referred information in U.S. dollars is solely for information purposes and does not represent the amounts are in accordance with IFRS or the equivalent in U.S. dollars in which the transactions were conducted or in which the amounts presented in Mexican pesos can be translated or realized.

VLRS	Consolidated
Ticker: VLRS	Quarter: 2 Year: 2021

CONTROLADORA VUELA COMPAÑÍA DE AVIACIÓN,
S.A.B. DE C.V. AND SUBSIDIARIES
(d.b.a. VOLARIS)

Notes to Interim Condensed Consolidated Financial Statements

As of June 30, 2021 and 2020

(In thousands of Mexican pesos and thousands of U.S. dollars, except when indicated otherwise)

1. Description of the business and summary of significant accounting policies

Controladora Vuela Compañía de Aviación, S.A.B. de C.V. (“Controladora” or the “Company”) was incorporated in Mexico in accordance with Mexican Corporate laws on October 27, 2005.

Controladora is domiciled in Mexico City at Av. Antonio Dovali Jaime No. 70, 13th Floor, Tower B, Colonia Zedec Santa Fe, Mexico City.

The Company, through its subsidiary Concesionaria Vuela Compañía de Aviación, S.A.P.I. de C.V. (“Concesionaria”), has a concession to provide air transportation services for passengers, cargo and mail throughout Mexico and abroad.

Concesionaria’s concession was granted by the Mexican federal government through the Mexican Communications and Transportation Ministry (Secretaría de Comunicaciones y Transportes) on May 9, 2005 initially for a period of five years and was extended on February 17, 2010 for an additional period of ten years. On February 21, 2020, Concesionaria’s concession was extended for a 20-year term starting on May 9, 2020.

Concesionaria made its first commercial flight as a low-cost airline on March 13, 2006. The Company operates under the trade name of “Volaris”. On June 11, 2013, Controladora Vuela Compañía de Aviación, S.A.P.I. de C.V. changed its corporate name to Controladora Vuela Compañía de Aviación, S.A.B. de C.V.

On September 23, 2013, the Company completed its dual listing Initial Public Offering (“IPO”) on the New York Stock Exchange (“NYSE”) and on the Mexican Stock Exchange (Bolsa Mexicana de Valores, or “BMV”), and on September 18, 2013 its shares started trading under the ticker symbol “VLRS” and “VOLAR”, respectively.

On November 16, 2015, certain shareholders of the Company completed a secondary follow-on equity offering on the NYSE.

On November 10, 2016, the Company, through its subsidiary Vuela Aviación, S.A. (“Volaris Costa Rica”), obtained from the Costa Rican civil aviation authorities an air operator certificate to provide air transportation services for passengers, cargo and mail, in scheduled and non-scheduled flights for an initial period of five years. On December 1, 2016, Volaris Costa Rica started operations.

On December 11, 2020, the Company completed a primary follow-on equity offering on the NYSE.

The accompanying unaudited interim condensed consolidated financial statements and notes were authorized for their issuance by the Company’s President and Chief Executive Officer, Enrique Beltranena, and the Company´s Chief Financial Officer, Jaime E. Pous, on July 14, 2021. Subsequent events have been considered through that date.

a) Relevant events

IASA rating downgrade

On May 25, 2021, the Federal Aviation Administration of the United States of America (FAA) determined that the safety oversight applied by Mexican Federal Civil Aviation Authority (AFAC) does not fully adhere to International Civil Aviation Organization (ICAO) standards and downgraded the country's safety rating from Category 1 to Category 2. Under the International Aviation Safety Assessment (IASA) program, the FAA audits peer aviation authorities to determine whether their oversight programs comply with ICAO annexes.

VLRS	Consolidated
Ticker: VLRS	Quarter: 2 Year: 2021

Upsized Offering of ADSs

On December 11, 2020, Controladora Vuela Compañía de Aviación, S.A.B. de C.V announced the closing of an upsized primary follow-on equity offering in which the Company offered 134,000,000 of its Ordinary Participation Certificates (Certificados de Participación Ordinarios), or CPOs, in the form of American Depositary Shares, or ADSs, at a price to the public of USD$.11.25 per ADS in the United States and other countries outside of Mexico, pursuant to the Company’s shelf registration statement filed with the Securities and Exchange Commission (the “SEC”). In connection with the offering, the underwriters exercised their option to purchase up to 20,100,000 additional CPOs in the form of ADSs. Each ADS represents 10 CPOs and each CPO represents a financial interest in one Series A share of common stock of the Company.

Covid-19 commentary

The ongoing outbreak of COVID-19 was first reported on December 31, 2019 in Wuhan, Hubei Province, China. From Wuhan, the disease spread rapidly to other parts of China as well as other countries, including Mexico and the United States.

The first case of COVID-19 in Mexico was confirmed on February 28, 2020. In the following weeks, the Mexican government took various measures in order to prepare the country for a mass contagion, including declaring a national health emergency, asking the public to stay home, closing schools and imposing restrictions on non-essential activities in the public, private and social sectors. As a result of the national health emergency and health security measures imposed by the Mexican government in the spring of 2020, the Company´s capacity as measured by available seat miles (“ASMs”) was reduced. In April and May of 2020, the Company´s capacity as measured by ASMs was reduced by up to 80% and 90%, respectively, and remained reduced from June to November of 2020. Additionally, the Company suspended service on certain routes. Costa Rica, Guatemala and El Salvador imposed operational and migratory restrictions that made it impossible to operate international passenger flights to those countries. A gradual opening of the economy and easing of lockdown measures in Mexico and the other countries in which the Company operates led to a recovery in the ASMs and route operation during the second half of the year, with the Company´s capacity returning to over 100% of 2019 levels for the month of December.

The Company has taken actions to preserve liquidity and sustain its operations during the period, establishing vendor and supplier’s payment deferral, reducing management’s compensations and other salaries and deferring capital expenditures and certain other measures.

Liquidity and cash

The Company implemented a strict liquidity preservation program through items such as cost reductions and deferral agreements with suppliers. In addition, the Company negotiated cost reductions with more than 360 suppliers and cut non-essential expenses. The Company also implemented online training and leave of absence programs in order to reduce costs.

Fleet plan

The new contractual fleet plan with Airbus allows to the Company to maintain a fleet, that will remain at approximately 110 aircraft, net of new deliveries and redeliveries, until 1H2023 before taking delivery of the new 80 Aircraft order from 2017.

Customers and employees

Additionally, the Company launched a new biosecurity and cleaning protocol and are communicating proactively with all staff, especially with crews and airport staff, regarding health and COVID-19 developments.

Commercial and network growth opportunities.

The Company is closely monitoring capacity reductions from competitors for possible opportunities, testing new ancillary products and running targeted promotions to test potential stimulation of air travel. The Company remained focused on price sensitive visiting friends and relatives, leisure and small and medium sized enterprises segments, which continued to show the strongest demand for air travel in Mexico as the market recovers from COVID-19. As of December 31, 2020, Volaris was positioned as the domestic market leader in 2020.

In addition, the Company considered the impact of Covid-19 in preparing their financial statements.

Since the Company business and the airline industry have experienced material adverse impacts due to the COVID-19 pandemic, the Company cannot offer any assurance that these impacts will not intensify to the extent that COVID-19 persists throughout Mexico. Further, additional government COVID-19 response measures remain unknown and depend on future developments with respect to COVID-19, including the scope and duration of the pandemic, which are highly fluid, uncertain and cannot be predicted. It is not yet possible to determine when the adverse effects of COVID-19 will abate and the extent to which they will further decrease demand for air travel, which could continue to affect our business materially and negatively, results of operations and financial condition.

VLRS	Consolidated
Ticker: VLRS	Quarter: 2 Year: 2021

Issuance asset backed trust notes

On June 20, 2019, the Company, through its subsidiary Concesionaria, issued 15,000,000 asset backed trust notes (certificados bursátiles fiduciarios; the “CEBUR”), under the ticker symbol VOLARCB 19 for the amount of Ps.1.5 billion Mexican pesos by CIBanco, S.A., Institución de Banca Multiple, acting as Trustee under the Irrevocable Trust number CIB/3249 created by Concesionaria in the first issuance under a program approved by the Mexican National Banking and Securities Commission (Comisión Nacional Bancaria y de Valores) for an amount of up to Ps.3.0 billion Mexican pesos. The CEBUR are backed by future receivables under agreements entered into with credit card processors with respect to funds received from the sale of airplane tickets and ancillaries denominated in Mexican pesos, through credit cards VISA and Mastercard, via the Company’s website, mobile app and travel agencies. The CEBUR were listed on the Mexican Stock Exchange, have a maturity of five years and will pay an interest rate of Tasa de Interes Interbancaria de Equilibrio (“TIIE”) 28 plus 175 basis points.

Shares conversion

On February 16, 2018, one of the Company´s shareholders concluded the conversion of 45,968,598 Series B Shares for the equivalent number of Series A Shares. This conversion has no impact either on the total number of outstanding shares nor on the earnings-per-share calculation.

b) Basis of preparation

Statement of compliance

The unaudited interim condensed consolidated financial statements, which include the condensed consolidated statements of financial position as of June 30, 2021 (unaudited) and December 31, 2020 (audited), and the related condensed consolidated statements of operations, comprehensive income, for each of the three and six months ended June 30, 2021 and 2020 (unaudited), changes in equity and cash flows for each of the six months ended June 30, 2021 and 2020 (unaudited), have been prepared in accordance with International Accounting Standard (“IAS”) 34 Interim Financial Reporting and using the same accounting policies applied in preparing the annual financial statements, except as explained below.

The unaudited interim condensed consolidated financial statements do not include all the information and disclosures required in the annual financial statements and should be read in conjunction with the Company’s annual consolidated financial statements as of December 31, 2020 and 2019 (audited).

Items included in the financial statements of each of the Company’s entities are measured using the currency of the primary economic environment in which the entity operates (“functional currency”). The presentation currency of the Company’s condensed consolidated financial statements is the Mexican peso, which is used also for compliance with its legal and tax obligations. All values in the condensed consolidated financial statements are rounded to the nearest thousand (Ps.000), except when otherwise indicated.

The Company has consistently applied its accounting policies to all periods presented in these annual financial statements and provide comparative information in respect of the previous period.

c) Basis of measurement and presentation

The accompanying condensed consolidated financial statements have been prepared under the historical-cost convention, except for derivative financial instruments that are measured at fair value and investments in marketable securities measured at fair value through profit and loss (“FVTPL”).

The preparation of the condensed consolidated financial statements in accordance with IFRS requires management to make estimates and assumptions that affect the amounts reported in the accompanying consolidated financial statements and notes. Actual results could differ from those estimates.

d) Basis of consolidation

The accompanying unaudited interim condensed consolidated financial statements comprise the financial statements of the Company and its subsidiaries. On June 30, 2021 and December 31, 2020, for accounting purposes the companies included in the unaudited interim condensed consolidated financial statements are as follows:

VLRS	Consolidated
Ticker: VLRS	Quarter: 2 Year: 2021

			% Equity interest
Name	Principal Activities	Country	June 30, 2021	December 31, 2020
Concesionaria	Air transportation services for passengers, cargo and mail throughout Mexico and abroad	Mexico	100%	100%
Vuela Aviación, S.A.	Air transportation services for passengers, cargo and mail in Costa Rica and abroad	Costa Rica	100%	100%
Vuela, S.A. (“Vuela”) *	Air transportation services for passengers, cargo and mail in Guatemala and abroad	Guatemala	100%	100%
Vuela El Salvador, S.A. de C.V.*	Air transportation services for passengers, cargo and mail in El Salvador and abroad	El Salvador	100%	100%
Comercializadora Volaris, S.A. de C.V.	Merchandising of services	Mexico	100%	100%
Servicios Earhart, S.A.*	Recruitment and payroll	Guatemala	100%	100%
Servicios Corporativos Volaris, S.A. de C.V. (“Servicios Corporativos”)	Recruitment and payroll	Mexico	100%	100%
Servicios Administrativos Volaris, S.A. de C.V. (“Servicios Administrativos”)	Recruitment and payroll	Mexico	100%	100%
Comercializadora V Frecuenta, S.A. de C.V. (“Loyalty Program”) **	Loyalty Program	Mexico	100%	100%
Viajes Vuela, S.A. de C.V. (“Viajes Vuela”)	Travel agency	Mexico	100%	100%
Deutsche Bank México, S.A., Trust 1710	Pre-delivery payments financing	Mexico	100%	100%
Deutsche Bank México, S.A., Trust 1711	Pre-delivery payments financing	Mexico	100%	100%
Irrevocable Administrative Trust number F/307750 “Administrative Trust”	Share administration trust	Mexico	100%	100%
Irrevocable Administrative Trust number F/745291 “Administrative Trust”	Share administration trust	Mexico	100%	100%
Irrevocable Administrative Trust number CIB/3081 “Administrative Trust”	Share administration trust	Mexico	100%	100%
Irrevocable Administrative Trust number CIB/3249 “Administrative Trust”	Asset backed securities trustor & administrator	Mexico	100%	100%

*The Companies have not started operations yet in Guatemala and El Salvador.

**The Company has not started operations yet

The financial statements of the subsidiaries are prepared for the same reporting period as the parent Company, using consistent accounting policies.

Control is achieved when the Company is exposed, or has rights, to variable returns from its involvement with the investee and has the ability to affect those returns through its power over the investee. Specifically, the Company controls an investee if, and only if, the Company has:

i)	Power over the investee (i.e. existing rights that give it the current ability to direct the relevant activities of the investee).
ii)	Exposure, or rights, to variable returns from its involvement with the investee.
iii)	The ability to use its power over the investee to affect its returns.

When the Company has less than a majority of the voting or similar rights of an investee, the Company considers all relevant facts and circumstances in assessing whether it has power over an investee, including:

i)	The contractual arrangement with the other vote holders of the investee.
ii)	Rights arising from other contractual arrangements.
iii)	The Company’s voting rights and potential voting rights.

The Company re-assesses whether or not it controls an investee if facts and circumstances indicate that there are changes to one or more of the three elements of control. Consolidation of a subsidiary begins when the Company obtains control over the subsidiary and ceases when the Company loses control of the subsidiary. Assets, liabilities, income and expenses of a subsidiary acquired or disposed of during the year are included in the Consolidated Financial Statements from the date the Company gains control until the date the Company ceases to control the subsidiary.

All intercompany balances, transactions, unrealized gains and losses resulting from intercompany transactions are eliminated in full on consolidation.

On consolidation, the assets and liabilities of foreign operations are translated into Mexican pesos at the rate of exchange prevailing at the reporting date and their statements of profit or loss are translated at exchange rates prevailing at the dates of the transactions. The exchange differences arising on translation for consolidation are recognized in other comprehensive income (“OCI”). On disposal of a foreign operation, the component of OCI relating to that particular foreign operation is recognized in profit or loss.

2. Impact of new International Financial Reporting Standards

New and amended standards and interpretations.

The accounting policies adopted in the preparation of the unaudited interim condensed consolidated financial statements are consistent with those followed in the preparation of the Company’s annual consolidated financial statements for the year ended December 31, 2020, except for the adoption of new standards and interpretations effective as of January 1, 2021. The Company has not early adopted any other standard, interpretation or amendment that has been issued but is not yet effective.

VLRS	Consolidated
Ticker: VLRS	Quarter: 2 Year: 2021

The nature and the effect of these changes are disclosed below:

Amendments to IFRS 3: Definition of a Business

The amendment to IFRS 3 Business Combinations clarifies that to be considered a business, an integrated set of activities and assets must include, at a minimum, an input and a substantive process that, together, significantly contribute to the ability to create output. Furthermore, it clarifies that a business can exist without including all of the inputs and processes needed to create outputs. These amendments did not have an impact on the unaudited interim condensed consolidated financial statements of the Company.

Amendments to IFRS 7, IFRS 9 and IAS 39 Interest Rate Benchmark Reform

The amendments to IFRS 9 and IAS 39 Financial Instruments: Recognition and Measurement provide a number of reliefs, which apply to all hedging relationships that are directly affected by interest rate benchmark reform. A hedging relationship is affected if the reform gives rise to uncertainty about the timing and/or amount of benchmark-based cash flows of the hedged item or the hedging instrument. These amendments had no impact on the unaudited interim condensed consolidated financial statements of the Company.

Amendments to IAS 1 and IAS 8 Definition of Material

The amendments provide a new definition of material that states, “information is material if omitting, misstating or obscuring it could reasonably be expected to influence decisions that the primary users of general-purpose financial statements make on the basis of those financial statements, which provide financial information about a specific reporting entity.” The amendments clarify that materiality will depend on the nature or magnitude of information, either individually or in combination with other information, in the context of the financial statements. A misstatement of information is material if it could reasonably be expected to influence decisions made by the primary users. These amendments had no impact on the unaudited interim condensed consolidated financial statements of the Company.

Conceptual Framework for Financial Reporting issued on March 29, 2018

The Conceptual Framework is not a standard, and none of the concepts contained therein override the concepts or requirements in any standard. The purpose of the Conceptual Framework is to assist the IASB in developing standards, to help preparers develop consistent accounting policies where there is no applicable standard in place and to assist all parties to understand and interpret the standards. This will affect those entities which developed their accounting policies based on the Conceptual Framework. The revised Conceptual Framework includes some new concepts, updated definitions and recognition criteria for assets and liabilities and clarifies some important concepts. These amendments had no impact on the unaudited interim condensed consolidated financial statements of the Company.

Amendments to IFRS 16 Covid-19 Related Rent Concessions

On 28 May 2020, the IASB issued Covid-19-Related Rent Concessions - amendment to IFRS 16 Leases The amendments provide relief to lessees from applying IFRS 16 guidance on lease modification accounting for rent concessions arising as a direct consequence of the Covid-19 pandemic. As a practical expedient, a lessee may elect not to assess whether a Covid-19 related rent concession from a lessor is a lease modification. A lessee that makes this election accounts for any change in lease payments resulting from the Covid-19 related rent concession the same way it would account for the change under IFRS 16, if the change were not a lease modification. This amendment had impact on the unaudited interim condensed consolidated financial statements of the Company.

Amendments to IFRS 9 Prepayment Features with Negative Compensation

Under IFRS 9, a debt instrument can be measured at amortized cost or at fair value through other comprehensive income, provided that the contractual cash flows are ‘solely payments of principal and interest on the principal amount outstanding’ (the SPPI criterion) and the instrument is held within the appropriate business model for that classification. The amendments to IFRS 9 clarify that a financial asset passes the SPPI criterion regardless of an event or circumstance that causes the early termination of the contract and irrespective of which party pays or receives reasonable compensation for the early termination of the contract.

These amendments had no impact on the unaudited interim condensed consolidated financial statements of the Company.

VLRS	Consolidated
Ticker: VLRS	Quarter: 2 Year: 2021

3. Significant accounting judgments, estimates and assumptions

The preparation of these unaudited interim condensed consolidated financial statements in accordance with IAS 34 requires management to make estimates, assumptions and judgments that affect the reported amount of assets and liabilities, revenues and expenses, and related disclosures of contingent assets and liabilities at the date of the Company’s unaudited interim condensed consolidated financial statements.

4. Convenience translation

U.S. dollar amounts at June 30, 2021 shown in the unaudited interim condensed consolidated financial statements have been included solely for the convenience of the reader and are translated from Mexican pesos, using an exchange rate of Ps.19.8027 per U.S. dollar, as reported by the Mexican Central Bank (Banco de México) as the rate for the payment of obligations denominated in foreign currency payable in Mexico in effect on June 30, 2021. Such translation should not be construed as a representation that the peso amounts have been or could be converted into U.S. dollars at this or any other rate. The referred information in U.S. dollars is solely for information purposes and does not represent the amounts are in accordance with IFRS or the equivalent in U.S. dollars in which the transactions were conducted or in which the amounts presented in Mexican pesos can be translated or realized.

5. Seasonality of operations

The results of operations for any interim period are not necessarily indicative of those for the entire year because the business is subject to seasonal fluctuations. The Company expect demand to be greater during the summer in the northern hemisphere, in December and around Easter, which can fall either in the first or second quarter, compared to the rest of the year. The Company and subsidiaries generally experience their lowest levels of passenger traffic in February, September and October, given their proportion of fixed costs, seasonality can affect their profitability from quarter to quarter. This information is provided to allow for a better understanding of the results; however, management has concluded that this does not constitute “highly seasonal” as considered by IAS 34.

6. Financial instruments and risk management

Financial risk management

The Company’s activities are exposed to different financial risks stemmed from exogenous variables which are not under their control but whose effects might be potentially adverse such as: (i) market risk, (ii) credit risk, and (iii) liquidity risk.

The Company’s global risk management program is focused on uncertainty in the financial markets and tries to minimize the potential adverse effects on net earnings and working capital requirements. The Company uses derivative financial instruments to hedge part of such risks. The Company does not enter into derivatives for trading or speculative purposes. The sources of these financial risks exposures are included in both “on balance sheet” exposures, such as recognized financial assets and liabilities, as well as in “off-balance sheet” contractual agreements and on highly expected forecasted transactions. These on and off-balance sheet exposures, depending on their profiles, do represent potential cash flow variability exposure, in terms of receiving less inflows or facing the need to meet outflows which are higher than expected, therefore increase the working capital requirements.

Since adverse movements erode the value of recognized financial assets and liabilities, as well some other off-balance sheet financial exposures, there is a need for value preservation, by transforming the profiles of these fair value exposures. The Company has a Finance and Risk Management department, which identifies and measures financial risk exposures, in order to design strategies to mitigate or transform the profile of certain risk exposures, which are taken up to the corporate governance level for approval.

Market risk

a) Jet fuel price risk

Since the contractual agreements with jet fuel suppliers include reference to jet fuel index, the Company is exposed to fuel price risk which might have an impact in the forecasted consumption volumes. The Company’s jet fuel risk management policy aims to provide the Company with protection against increases in jet fuel prices. In an effort to achieve the aforesaid, the risk management policy allows the use of derivative financial instruments available on over the counter (“OTC”) markets with approved counterparties and within approved limits. Aircraft jet fuel consumed in the three months ended June 30, 2021 and 2020 represented 33% and 12% of the Company’s operating expenses, respectively. Additionally, aircraft jet fuel consumed in the six months ended June 30, 2021 and 2020 represented 30% and 26% of the Company’s operating expenses, respectively.

VLRS	Consolidated
Ticker: VLRS	Quarter: 2 Year: 2021

For the three months ended June 30, 2021; the Company did not enter into derivative financial instruments to hedge US Gulf Coast Jet Fuel 54. For the six months ended June 30, 2021; the Company did not enter into derivative financial instruments to hedge US Gulf Coast Jet Fuel 54.

During the year ended December 31, 2020, the Company entered into US Gulf Coast Jet fuel 54 Asian call options designated to hedge 23,967 thousand gallons. Such hedges represented a portion of the projected consumption for the 2Q20, 3Q20 & 1Q21. Additionally, during the same period, the Company entered into US Gulf Coast Jet Fuel 54 Asian Zero-Cost collar options designated to hedge 81,646 thousand gallons. Such hedges represent a portion of the projected consumption for the 2Q20, 2H20 & 2Q21.

In accordance with IFRS 9 the Company separates the intrinsic value from the extrinsic value of an option contract; as such, the change in the intrinsic value can be designated as hedge accounting. Because extrinsic value (time and volatility values) of the Asian call options is related to a “transaction related hedged item”, it is required to be segregated and accounted for as a cost of hedging in OCI and accrued as a separate component of stockholders’ equity until the related hedged item matures and therefore impacts profit and loss.

The underlying (US Gulf Coast Jet Fuel 54) of the options held by the Company is a consumption asset (energy commodity), which is not in the Company’s inventory. Instead, it is directly consumed by the Company’s fleet at different airport terminals. Therefore, although a non-financial asset is involved, its initial recognition does not generate a book adjustment in the Company’s inventories.

Rather, it is initially accounted for in the Company’s OCI and a reclassification adjustment is made from OCI to profit and loss and recognized in the same period or periods in which the hedged item is expected to be allocated to profit and loss. Furthermore, the Company hedges its forecasted jet fuel consumption month after month, which is congruent with the maturity date of the monthly serial Asian call options and Zero-Cost collars.

All the Company’s Asian calls matured throughout the first quarter of 2021. The Zero-Cost Collars matured throughout the second quarter of 2021, leaving no outstanding fuel position going forward as of June 30, 2021.

As of December 31, 2020, the fair value of the outstanding US Gulf Coast Jet Fuel Asian call options was an unrealized gain of Ps.206; as for the Zero- Cost collars it was an unrealized loss of Ps.9,657 and is presented as part of the financial assets and liabilities in the consolidated statement of financial position.

During the three months ended June 30, 2021, there was no intrinsic value of the Asian Call options to recycle to the fuel cost nor finance cost. During the three months ended June 30, 2020, the intrinsic value of the Asian call options recycled to the fuel cost was an expense of Ps.15,348 (Ps.2,367 which was recognized in the fuel cost and an expense of Ps.12,981 in finance cost).

During the six months ended June 30, 2021, the intrinsic value of the Asian call options recycled to fuel cost was an expense of Ps.12,576. During the six months ended June 30, 2020, the intrinsic value of the Asian call options recycled to the fuel cost was an expense of Ps. 15,348 (Ps.2,367 which was recognized in the fuel cost and an expense of Ps.12,981 in finance cost).

During the three months ended June 30, 2021, the Zero-Cost collar position ended Out of The Money therefore there was no cash flow to recycle. During the three months ended June 30, 2020 the intrinsic value of the Zero-Cost Collars recycled to the fuel cost was an expense of Ps.555,949 (Ps.215,546 which was recognized in the fuel cost and an expense of Ps.340,403 in finance cost).

During the six months ended June 30, 2021, there was no cash flow to recycle for the Zero-Cost collar position. During the six months ended June 30, 2020 the intrinsic value of the Zero-Cost Collars recycled to the fuel cost was an expense of Ps.657,639 (Ps.317,236 which was recognized in the fuel cost and an expense of Ps.340,403 in finance cost).

During the three and six months ended June 30, 2021, all the derivative financial instruments were effective.

For the period ended June 30, 2021, there was no cost of hedging as all the derivatives position matured all through 2Q21. The cost of hedging in December 2020 totaled Ps.21,650 these options expired on a monthly basis as the jet fuel was consumed.

As of June 30, 2021, the Company didn’t hold any outstanding fuel position.

The following table includes the notional amounts and strike prices of the derivative financial instruments outstanding as of the end of the period:

VLRS	Consolidated
Ticker: VLRS	Quarter: 2 Year: 2021

	Position as of December 31, 2020
	Jet fuel Asian call and Zero-Cost collars option contracts maturities
Jet fuel risk Asian Calls		1 Half 2021		2 Half 2021		2021 Total
Notional volume in gallons (thousands)*		7,280		-		7,280
Strike price agreed rate per gallon (U.S. dollars) **	US$	1.90		-	US$	1.90
Approximate percentage of hedge (of expected consumption value)		6%		-%		3%
Jet fuel risk Zero-Cost collars
Notional volume in gallons (thousands)*		7,556		-		7,556
Strike price agreed rate per gallon (U.S. dollars) **	US$	1.23/1.93	US$	-	US$	1.23/1.93
Approximate percentage of hedge (of expected consumption value)		6%		-%		3%
All-in
Approximate percentage of hedge (of expected consumption value)		12%		-%		6%

*    US Gulf Coast Jet 54 as underlying asset

** Weighted average

b) Foreign currency risk

Though the Mexican Peso is the functional currency of the Company, a significant portion of its operating expenses are denominated in U.S. dollar; thus, Volaris relies on sustained U.S. dollar cash flows coming from operations in the United States of America and Central America to support part of its commitments in such currency, however there’s still a mismatch.

Foreign currency risk arises from possible unfavorable movements in the exchange rate which could have a negative impact in the Company’s cash flows. To mitigate this risk, the Company may use foreign exchange derivative financial instruments and non-derivative financial instruments.

For the three months ended June 30, 2021, 33% of the Company´s revenues came from operations in the United States of America and Central America (29% for the three months ended June 30, 2020). Also, for the six months ended June 30, 2021, 32% of the Company´s revenues came from operations in the United States of America and Central America (33% for the six months ended June 30, 2020).

For the three months ended June 30, 2021 and 2020 the U.S. dollar denominated collections accounted were 44% and 49%, respectively. Additionally, for the six months ended June 30, 2021 and 2020 the U.S. dollar denominated collections accounted were 44% and 45%, respectively.

Company´s expenditures, particularly those related to aircraft leasing and acquisition, are denominated in U.S. dollar. In addition, although jet fuel for those flights originated in Mexico are paid in Mexican pesos, the price formula is impacted by the Mexican Pesos /U.S. dollars exchange rate.

The Company’s foreign exchange exposure as of June 30, 2021 and December 31, 2020, is as set forth below:

	Thousands of U.S. dollars
	June 30, 2021		December 31, 2020
Assets:
Cash and cash equivalents	US$	412,191	US$	495,612
Other accounts receivable, net	59,988		39,997
Guarantee deposits	549,149		479,566
Derivative financial instruments	—		10
Total assets	US$	1,021,328	US$	1,015,185

Liabilities:
Financial debt	US$	183,834	US$	183,806
Lease liabilities	2,425,157		2,334,153
Suppliers	163,652		174,553
Other taxes and fees payable	23,415		16,105
Derivative financial instruments	—		484
Total liabilities	2,796,058		2,709,101
Net foreign currency position	US$	(1,774,730)	US$	(1,693,916)

At July 14, 2021, date of issuance of these financial statements, the exchange rate was Ps.19.8577 per U.S. dollar.

VLRS	Consolidated
Ticker: VLRS	Quarter: 2 Year: 2021

As of June 30, 2021 and December 31, 2020, the Company did not enter into foreign exchange rate derivatives financial instruments.

i)	Hedging relationships with non-derivative financial instruments

Regarding the foreign currency risk effective since January 1st, 2019, the Company implemented two hedging strategies associated to forecasted FX exposures, by using non-derivatives financial assets and liabilities denominated in a non-functional currency (the USD in this case) as hedging instruments.

In the first FX hedging strategy, the Company designated a hedge to mitigate the variability in FX fluctuation denominated in USD associated to forecasted revenues by using a portion of USD denominated financial liabilities associated to a portfolio of leasing liabilities up until the terms of the remaining leasing arrangements.

The outstanding USD balance designated under this hedging strategy as of June 30, 2021 and 2020 amount to USD$1.4 billion and USD$.1.6 billion respectively, represented by recognized leasing liabilities, which have been designated as hedging instruments tagged to USD denominated forecasted revenues over the remaining lease term.

During the three months period ended June 30, 2021 and 2020, the impact of these hedges was Ps.(97,511) and Ps.(39,059), respectively, which has been presented as part of the total operating revenue. Additionally, during the six months period ended June 30, 2021 and 2020, the impact of these hedges was Ps.(210,423) and Ps.(66,291), respectively, which has been presented as part of the total operating revenue.

The second FX strategy consists of designating a hedging relationship by using a portion of USD denominated non-derivative financial assets as hedging instruments, to mitigate the FX variability (MXN/USD) contractually included as a component in the purchase of a portion of future Jet Fuel consumption. For this strategy designated in 2019, a portion of the Jet Fuel consumption over the two following years has been designated as hedged item; while the hedging instrument is represented by USD denominated recognized assets, including guaranteed deposits and cash and cash equivalents equivalent to USD$.410 million, which represent a portion of the financial assets denominated in USD.

During the first quarter of 2021, the designated hedging instrument back in 2019 for USD$.410 million expired consistent with the same foreign exchange strategy, the Company decided to designate a new hedging relationship, like the one concluded. For this new strategy designated a portion of the Jet Fuel consumption over the two following years has been designated as hedged item; while the hedging instrument is represented by USD denominated recognized assets, including guaranteed deposits and cash and cash equivalents equivalent to USD$.350 million, which represent a portion of the financial assets denominated in USD.

The outstanding USD balance designated under this hedging strategy as of June 30, 2021 and 2020 amount to USD$.296.7 million and USD$.196.3 million respectively, which does represent a portion of the recognized financial assets.

During the three months period ended June 30, 2021 and 2020, the impact of these hedges was Ps.34,785 and Ps.123,220, respectively, which has been presented as part of the total fuel expense. During the six months period ended June 30, 2021 and 2020, the impact of these hedges was Ps.100,545 and Ps.171,423, respectively, which has been presented as part of the total fuel expense.

Since the hedged items on for both hedging strategies are targeted at mitigating the cash flow variability of highly expected forecasted transactions, these are represented by multiple hedging relationships which do follow the Cash Flow Hedge Accounting Model.

The effective portion of the hedging instrument’s changes in fair value, are taken to the hedge reserve within the OCI, presented as a separate caption within the Company’s Stakeholders Equity, which is in accordance with IFRS 9 criteria.

The amounts recorded in OCI are recycled to profit and loss on a time basis as corresponding USD denominated Income and/or Jet Fuel consumptions do also impact the Company’s operating margin and are presented as adjustments to both operating income and expense, with respect to each FX hedging strategy in a timely matter, as USD denominated income and jet fuel consumption are recognized within operating earnings, hence reflecting a portion of both operating income and expenses amounts, net of both FX Hedging activities.

VLRS	Consolidated
Ticker: VLRS	Quarter: 2 Year: 2021

c) Interest rate risk

Interest rate risk is the risk that the fair value of future cash flows will fluctuate because of changes in market interest rates. The Company’s exposure to the risk of changes in market interest rates relates primarily to the Company’s long-term debt obligations and flight equipment operating lease agreements with floating interest rates.

The Company’s results are affected by fluctuations in certain benchmark market interest rates due to the impact that such changes may have on operational lease payments indexed to the London Inter Bank Offered Rate (“LIBOR”).

The Company uses derivative financial instruments to reduce its exposure to fluctuations in market interest rates and accounts for these instruments as an accounting hedge.

In most cases, when a derivative can be tailored within the terms and it perfectly matches cash flows of a leasing agreement, it may be designated as a CFH and the effective portion of fair value variations are recorded in equity until the date the cash flow of the hedged lease payment is recognized in unaudited interim condensed consolidated statements of operations.

The Irrevocable Trust number CIB/3249, whose trustor is the Company, entered a cap to mitigate the risk due to interest rate increases on the CEBUR coupon payments. The floating rate coupons reference to TIIE 28 are limited under the cap to 10% on the reference rate for the life of the CEBUR and have the same amortization schedule. Thus, the cash flows of the CEBUR are perfectly matched by the hedging instrument.

The cap start date was July 19, 2019, and the maturity date is June 20, 2024, consisting of 59 caplets with the same specifications as the CEBUR coupons for reference rate determination, coupon term, and fair value.

As of June 30, 2021 and December 31, 2020, the Company’s outstanding hedging contracts in the form of interest rate caps with notional amount of Ps.1.5 billion had fair values of Ps.2,073 and Ps.326, respectively, and is presented as part of the financial assets in the unaudited interim condensed consolidated statement of financial position.

d) Liquidity risk

Liquidity risk represents the risk that the Company has insufficient funds to meet its obligations.

Because of the cyclical nature of the business, the operations, and its investment and financing needs related to the acquisition of new aircraft and renewal of its fleet, the Company requires liquid funds to meet its obligations.

The Company attempts to manage its cash and cash equivalents and its financial assets, relating the term of investments with those of its obligations. Its policy is that the average term of its investments may not exceed the average term of its obligations. This cash and cash equivalents position is invested in highly liquid short-term instruments through financial entities.

The Company has future obligations related to maturities of bank borrowings, lease liabilities and derivative contracts. The Company’s off-balance sheet exposure represents the future obligations related to aircraft purchase contracts. The Company concluded that it has a low concentration of risk since it has access to alternate sources of funding. The table below presents the Company’s contractual principal payments required on its financial liabilities and the derivative financial instruments fair value:

	June 30, 2021
	Within one year		One to five years		Total
Interest-bearing borrowings:
Pre-delivery payments facilities	Ps.	2,608,342	Ps.	1,015,552	Ps.	3,623,894
Short-term working capital facilities	200,000		—		200,000
Asset backed trust note	500,000		1,000,000		1,500,000

Lease liabilities:
Aircraft, engines, land and buildings leases	5,275,997		39,774,896		45,050,893
Aircraft and engine lease return obligation	52,671		2,921,101		2,973,772
Total	Ps.	8,637,010	Ps.	44,711,549	Ps.	53,348,559

VLRS	Consolidated
Ticker: VLRS	Quarter: 2 Year: 2021

	December 31, 2020
	Within one year		One to five years		Total
Interest-bearing borrowings:
Pre-delivery payments facilities	Ps.	1,096,543	Ps.	2,554,069	Ps.	3,650,012
Short-term working capital facilities		200,000		-		200,000
Asset backed trust note		250,000		1,250,000		1,500,000

Derivative financial instruments:
Jet fuel Asian Zero-Cost collars options contracts		9,657		-		9,657
Lease liabilities:
Aircraft, engines, land, and buildings leases		6,484,092		37,646,450		44,130,542
Aircraft and engine lease return obligation		86,801		2,417,683		2,504,484
Total	Ps.	8,127,093	Ps.	43,868,202	Ps.	51,994,695

e) Credit risk

Credit risk is the risk that any counterparty will not meet its obligations under a financial instrument or customer contract, leading to a financial loss. The Company is exposed to credit risk from its operating activities (primarily for trade receivables) and from its financing activities, including deposits with banks and financial institutions, foreign exchange transactions and other financial instruments including derivatives.

Financial instruments that expose the Company to credit risk involve mainly cash equivalents and accounts receivable. Credit risk on cash equivalents relate to amounts invested with major financial institutions.

Credit risk on accounts receivable relates primarily to amounts receivable from the major international credit card companies. The Company has a high receivable turnover; hence management believes credit risk is minimal due to the nature of its businesses, which have a large portion of their sales settled in credit cards.

The credit risk on liquid funds and derivative financial instruments is limited because the counterparties are banks with high credit-ratings assigned by international credit-rating agencies.

Some of the outstanding derivative financial instruments expose the Company to credit loss in the event of nonperformance by the counterparties to the agreements. However, the Company does not expect any of its counterparties to fail to meet their obligations. The amount of such credit exposure is generally the unrealized gain, if any, in such contracts.

To manage credit risk, the Company selects counterparties based on credit assessments, limits overall exposure to any single counterparty and monitors the market position with each counterparty. The Company does not purchase or hold derivative financial instruments for trading purposes. On June 30, 2021, the Company concluded that its credit risk related to its outstanding derivative financial instruments is low, since it has no significant concentration with any single counterparty and it only enters into derivative financial instruments with banks with high credit-rating assigned by international credit-rating agencies.

f) Capital management

Management believes that the resources available to the Company are enough for its present requirements and will be sufficient to meet its anticipated requirements for capital expenditures and other cash requirements for the 2021 fiscal year.

The primary objective of the Company’s capital management is to ensure that it maintains healthy capital ratios to support its business and maximize the shareholder’s value. No changes were made in the objectives, policies, or processes for managing capital during the period ended June 30, 2021 and December 31, 2020. The Company is not subject to any externally imposed capital requirement, other than the legal reserve.

7. Fair value measurements

The only financial assets and liabilities measured at fair value after initial recognition are the derivative financial instruments. Fair value is the price that would be received from sale of an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. The fair value measurement is based on the presumption that the transaction to sell the asset or transfer the liability takes place either:

(i) In the principal market for the asset or liability, or

(ii) In the absence of a principal market, in the most advantageous market for the asset or liability.

The principal or the most advantageous market must be accessible to the Company.

VLRS	Consolidated
Ticker: VLRS	Quarter: 2 Year: 2021

The fair value of an asset or a liability is assessed using the course of thought which market participants would use when pricing the asset or liability, assuming that market participants act in their economic best interest.

The assessment of a non-financial asset’s fair value considers the market participant’s ability to generate economic benefits by using the asset in its highest and best use or by selling it to another market participant that would use the asset in its highest and best use.

The Company uses valuation techniques that are appropriate in the circumstances and for which sufficient data are available to measure fair value, maximizing the use of relevant observable inputs and minimizing the use of unobservable inputs.

All assets and liabilities for which fair value is measured or disclosed in the financial statements are categorized within the fair value hierarchy, described as follows, based on the lowest level input that is significant to the fair value measurement as a whole:

•	Level 1 – Quoted (unadjusted) prices in active markets for identical assets or liabilities.
•	Level 2 – Valuation techniques for which the lowest level input that is significant to the fair value measurement is directly or indirectly observable.
•	Level 3 – Valuation techniques for which the lowest level input that is significant to the fair value measurement is unobservable.

For assets and liabilities that are recognized in the financial statements on a recurring basis, the Company determines whether transfers have occurred between levels in the hierarchy by re-assessing categorization (based on the lowest level input that is significant to the fair value measurement as a whole) at the end of each reporting period.

For the purpose of fair value disclosures, the Company has determined classes of assets and liabilities on the basis of the nature, characteristics and risks of the asset or liability and the level of the fair value hierarchy as explained above.

Set out below, is a comparison by class of the carrying amounts and fair values of the Company’s financial instruments, other than those for which carrying amounts are reasonable approximations of fair values:

	Carrying amount				Fair value
	June 30, 2021		December 31, 2020		June 30, 2021		December 31, 2020
Assets
Derivative financial instruments	Ps.	2,073	Ps.	532	Ps.	2,073	Ps.	532

Liabilities
Financial debt		(5,323,894)		(5,350,612)		(5,426,119)		(5,527,332)
Derivative financial instruments		—		(9,657)		—		(9,657)
Total	Ps.	(5,321,821)	Ps.	(5,359,737)	Ps.	(5,424,046)	Ps.	(5,536,457)

The following table summarizes the fair value measurements at June 30, 2021:

	Fair value measurement
	Quoted prices in active markets Level 1		Significant observable inputs Level 2		Significant unobservable inputs Level 3		Total
Assets
Derivatives financial instruments:
Interest Rate Cap	Ps.	—	Ps.	2,073	Ps.	—	Ps.	2,073
Liabilities
Liabilities for which fair values are disclosed:
Interest-bearing loans and borrowings**		—		(5,426,119)		—		(5,426,119)
Net	Ps.	—	Ps.	(5,424,046)	Ps.	—	Ps.	(5,424,046)

** LIBOR curve and TIIE Mexican interbank rate. Includes short-term and long-term debt.

There were no transfers between level 1 and level 2 during the period.

The following table summarizes the fair value measurements at December 31, 2020:

VLRS	Consolidated
Ticker: VLRS	Quarter: 2 Year: 2021

	Fair value measurement
	Quoted prices in active markets Level 1		Significant observable inputs Level 2		Significant unobservable inputs Level 3		Total
Assets
Derivatives financial instruments:
Jet fuel Asian call options contracts *	Ps.	-	Ps.	206	Ps.	-	Ps.	206
Interest Rate Cap		-		326		-		326
Liabilities
Derivatives financial instruments:
Jet fuel Asian Zero-Cost collars options contracts*		-		(9,657)		-		(9,657)
Liabilities for which fair values are disclosed:
Interest-bearing loans and borrowings**		-		(5,527,332)		-		(5,527,332)
Net	Ps.	-	Ps.	(5,536,457)	Ps.	-	Ps.	(5,536,457)

* Jet fuel forwards levels and LIBOR curve.

** LIBOR curve and TIIE Mexican interbank rate. Includes short-term and long-term debt.

There were no transfers between level 1 and level 2 during the period.

The following table summarizes the loss from derivatives financial instruments recognized in the unaudited interim condensed consolidated statements of operations for the three months ended June 30, 2021 and 2020:

Consolidated statements of operations

		Three months ended June 30,
Instrument	Financial statements line	2021		2020
Jet fuel Asian call options contracts	Fuel	Ps.	—	Ps.	(2,367)
Jet fuel Zero-Cost collars contracts	Fuel		—		(215,545)
Jet fuel Asian call options contracts	Finance cost		—		(12,981)
Jet fuel Zero-Cost collars contracts	Finance cost		—		(340,403)
Interest rate cap	Finance cost		(260)		(318)
Total		Ps.	(260)	Ps.	(571,614)

The following table summarizes the loss from derivatives financial instruments recognized in the unaudited interim condensed consolidated statements of operations for the six months ended June 30, 2021 and 2020:

		Six months ended June 30,
Instrument	Financial statements line	2021		2020
Jet fuel Asian call options contracts	Fuel	Ps.	(12,576)	Ps.	(2,367)
Jet fuel Zero-Cost collars contracts	Fuel		—		(317,235)
Jet fuel Asian call options contracts	Finance cost		—		(12,981)
Jet fuel Zero-Cost collars contracts	Finance cost		—		(340,403)
Interest rate cap	Finance cost		(559)		(787)
Total		Ps.	(13,135)	Ps.	(673,773)

The following table summarizes the net gain on CFH before taxes recognized in the unaudited interim condensed consolidated statements of comprehensive income for the three months ended June 30, 2021 and 2020:

VLRS	Consolidated
Ticker: VLRS	Quarter: 2 Year: 2021

Consolidated statements of other comprehensive income

		Three months ended June 30,
Instrument	Financial statements line	2021		2020
Jet fuel Asian call options	OCI	Ps.	—	Ps.	11,695
Jet fuel Zero cost collars	OCI		(28)		930,701
Interest Rate Cap	OCI		1,334		715
Non derivative financial instruments	OCI		888,865		743,139
Total		Ps.	890,171	Ps.	1,686,250

The following table summarizes the net loss on CFH before taxes recognized in the unaudited interim condensed consolidated statements of comprehensive income for the six months ended June 30, 2021 and 2020:

		Six months ended June 30,
Instrument	Financial statements line	2021		2020
Jet fuel Asian call options	OCI	Ps.	11,993	Ps.	(24,099)
Jet fuel Zero cost collars	OCI		9,657		(951,583)
Interest Rate Cap	OCI		2,306		241
Non derivative financial instruments	OCI		(16,668)		(6,020,312)
Total		Ps.	7,288	Ps.	(6,995,753)

8. Financial assets and liabilities

At June 30, 2021 and December 31, 2020, the Company’s financial assets are represented by cash and cash equivalents, trade and other accounts receivable, accounts receivable with carrying amounts that approximate their fair value.

a) Financial assets

	June 30, 2021		December 31, 2020
Derivative financial instruments designated as cash flow hedges (effective portion recognized within OCI)
Jet fuel Asian call options	Ps.	-	Ps.	206
Interest rate cap		2,073		326
Total financial assets	Ps.	2,073	Ps.	532

Presented on the consolidated statements of financial position as follows:
Current	Ps.	-	Ps.	206
Non-current	Ps.	2,073	Ps.	326

VLRS	Consolidated
Ticker: VLRS	Quarter: 2 Year: 2021

b) Financial debt

(i) At June 30, 2021 and December 31, 2020, the Company’s short-term and long-term debt consists of the following

			June 30, 2021		December 31, 2020
I.	Revolving line of credit with Banco Santander México, S.A., Institución de Banca Múltiple, Grupo Financiero Santander (“Santander”) and Banco Nacional de Comercio Exterior, S.N.C. (“Bancomext”), in U.S. dollars, to finance pre-delivery payments, maturing on October 31, 2022, bearing annual interest rate at the three-month LIBOR plus a spread of 260 basis points.	Ps.	3,623,894	Ps.	3,650,612

II.	The Irrevocable Trust number CIB/3249, whose trustor is the Company´s subsidiary Concesionaria issued in the Mexico market CEBUR, in Mexican pesos, maturing on June 20th, 2024 bearing annual interest rate at TIIE 28 days plus 175 basis points.		1,500,000		1,500,000

III.	In December 2019, the Company entered into a short-term working capital facility with Banco Sabadell S.A., Institución de Banca Multiple (“Sabadell”) in Mexican pesos, bearing annual interest rate at TIIE 28 days plus a spread of 300 basis points.		200,000		200,000

IV.	Amortized transaction costs		(11,826)		(15,542)

V.	Accrued interest and other financial cost		19,666		19,563
			5,331,734		5,354,633
	Less: Short-term maturities		3,321,576		1,558,884
	Long-term	Ps.	2,010,158	Ps.	3,795,749

TIIE: Mexican interbank rate

(ii) The following table provides a summary of the Company’s scheduled principal payments of financial debt and accrued interest on June 30, 2021:

	Within one year		July 2022- June 2023		July 2023- June 2024		Total
Santander/Bancomext	Ps.	2,624,853	Ps.	1,015,552	Ps.	-	Ps.	3,640,405
CEBUR		502,265		500,000		500,000		1,502,265
Banco Sabadell		200,890		-		-		200,890
Total	Ps.	3,328,008	Ps.	1,515,552	Ps.	500,000	Ps.	5,343,560

The “Santander/Bancomext” loan agreement provides for certain covenants, including limits to the ability to, among others:

i)	Incur debt above a specified debt basket unless certain financial ratios are met.
ii)	Create liens.
iii)	Merge with or acquire any other entity without the previous authorization of the Banks.
iv)	Dispose of certain assets.
v)	Declare and pay dividends or make any distribution on the Company’s share capital unless certain financial ratios are met.

At June 30, 2021 and December 31, 2020, the Company was in compliance with the covenants under the above-mentioned loan agreement.

For purposes of financing the pre-delivery payments, Mexican trust structures were created whereby, the Company assigned its rights and obligations under the Airbus Purchase Agreement with Airbus S.A.S. (“Airbus”), including its obligation to make pre-delivery payments to the Mexican trusts, and the Company guaranteed the obligations of the Mexican trusts under the financing agreement (CIBanco, S.A. (previously Deutsche Bank Mexico, S.A. Trust 1710 and 1711)).

On June 20, 2019, the Company, through its subsidiary Concesionaria issued 15,000,000 CEBUR under the ticket VOLARCB 19 for the amount of Ps.1.5 billion Mexican pesos through the Irrevocable Trust number CIB/3249 created by Concesionaria. The issuance amount is part of a program approved by the Mexican National Banking and Securities Commission (Comisión Nacional Bancaria y de Valores) for an amount of up to Ps.3.0 billion Mexican pesos.

The notes have a five year maturity annual reductions of Ps.250,000, Ps.500,000, Ps.500,000 and Ps.250,000 in 2021, 2022, 2023 and 2024, respectively, with a floating one-month coupon rate referenced to TIIE 28 plus with a 175 basis point spread. The notes start amortizing at the end of the second year.

The CEBUR structure operates on specific rules and provides a DSCR “Debt Service Coverage Ratio” which is computed by comparing the Mexican Peso collections over the previous six months to the next 6 months of debt service. In general, there is a fund retention event if the ratio is less than 2.5 and or equal to 1.75 times. The amortization of the debt of the CEBUR begins in July of 2021. In addition, early amortization applies if:

VLRS	Consolidated
Ticker: VLRS	Quarter: 2 Year: 2021

i)	The Debt Coverage Ratio is less than 1.75x on any of the determination dates;
ii)	An event of retention is not cover in a period of 90 consecutive days.
iii)	The debt service reserve account of any series maintains on deposit an amount less than the required balance of the debt service reserve account for a period that includes two or more consecutive payment methods.
iv)	Insolvency event of Concesionaria.
v)	The update of a new insolvency event in relation to the Concesionaria Vuela;
vi)	Updating a new event of default

In December 2019, the Company entered into a short-term working capital facility with Banco Sabadell S.A., Institución de Banca Multiple (“Sabadell”) in Mexican pesos, bearing annual interest rate at TIIE 28 days plus a 300 basis points. The “Sabadell” working capital facility has the following covenant:

i) Joint obligor (Concesionaria) must represent 85% of EBITDA of the holding.

At June 30, 2021 and December 31, 2020, the Company was in compliance with the covenants under the terms and conditions of the asset backed trusted notes and short-term working capital facilities.

c) Other financial liabilities

At June 30, 2021 and December 31, 2020, the derivative financial instruments designated as CFH from the Company are summarized in the following table:

Derivative financial instruments designated as CFH (effective portion recognized within OCI):	June 30, 2021		December 31, 2020
Zero cost collar options	Ps.	—	Ps.	9,657
Total financial liabilities	Ps.	—	Ps.	9,657
Presented on the consolidated statements of financial position as follows:
Current	Ps.	—	Ps.	9,657
Non-current	Ps.	—	Ps.	—

9. Cash and cash equivalents

An analysis of this caption is as follows:

	June 30,		December 31,
	2021		2020
Cash in banks	Ps.	5,393,229	Ps.	6,907,295
Short-term investments		4,996,245		3,068,618
Cash on hand		53,489		36,432
Restricted funds held in trust related to debt service reserves		91,040		91,040
Total cash and cash equivalents	Ps.	10,534,003	Ps.	10,103,385

As of June 30, 2021 and December 31, 2020, the Company recorded a portion of advance ticket sales by an amount of Ps.91,040 and Ps.91,040 as a restricted fund. The restricted funds held in Trust are used to constitute the debt service reserves and cannot be used for purposes other than those established in the contract of the Trust.

10. Related parties

a)	An analysis of balances due from/to related parties at June 30, 2021 and December 31, 2020 is provided below.

All companies are considered affiliates, since the Company’s primary shareholders or directors are also direct or indirect shareholders of the related parties:

VLRS	Consolidated
Ticker: VLRS	Quarter: 2 Year: 2021

	Type of transaction	Country of origin	June 30, 2021		December 31, 2020		Terms
Due from:
Frontier Airlines Inc. (“Frontier”)	Code-share	USA	Ps.	107,743	Ps.	72,629	30 days
			Ps.	107,743	Ps.	72,629

Due to:
Grupo Aeroportuario del Centro Norte (“OMA”)	Airport Services	Mexico	Ps.	189,108	Ps.	80,681	30 days
Aeromantenimiento, S.A. (“Aeroman”)	Aircraft and engine maintenance	Mexico/El Salvador		20,270		39,284	30 days
Chevez, Ruiz, Zamarripa y Cía., S.C.	Professional fees	Mexico		6,971		4,823	30 days
Frontier Airlines Inc. (“Frontier”)	Code-share	USA		42		39	30 days
Mijares, Angoitia, Cortés y Fuentes, S.C.	Professional fees	Mexico		—		166	30 days
			Ps.	216,391	Ps.	124,993

As of June 30, 2021 and December 31, 2020, the Company did not recognize any impairment of receivables relating to amounts owed by related parties. This assessment is undertaken each financial year through examining the financial position of the related party and the market in which the related party operates.

b)	During the three months ended June 30, 2021 and 2020, the Company had the following transactions with related parties:

		Three months ended June 30,
Related party transactions	Country of origin	2021		2020
Revenues:
Transactions with affiliates
Frontier Airlines Inc
Code-share	USA	Ps.	49,196	Ps.	7,960
Expenses:
Transactions with affiliates
Aeromantenimiento, S.A.
Aircraft and engine maintenance	Mexico/El Salvador	Ps.	70,491	Ps.	13,402
Technical support	Mexico/El Salvador		891		1,060
Grupo Aeroportuario del Centro Norte
Airport services	Mexico		36,195		5,033
Chevez, Ruiz, Zamarripa y Cía, S.C.
Professional fees	Mexico		234		—
Servprot, S.A. de C.V. Security services	México		811		953
Onelink, S.A. de C.V.
Call center fees	Mexico/El Salvador		—		35,756
Mijares, Angoitia, Cortés y Fuentes, S.C.
Professional fees	Mexico		—		74

c)	During the six months ended June 30, 2021 and 2020, the Company had the following transactions with related parties:

		Six months ended June 30,
Related party transactions	Country of origin	2021		2020
Revenues:
Transactions with affiliates
Frontier Airlines Inc
Code-share	USA	Ps.	70,793	Ps.	83,035
Expenses:
Transactions with affiliates
Aeromantenimiento, S.A.
Aircraft and engine maintenance	Mexico/El Salvador	Ps.	135,593	Ps.	107,113
Technical support	Mexico/El Salvador		1,766		2,069
Grupo Aeroportuario del Centro Norte
Airport services	Mexico		65,130		5,033
Chevez, Ruiz, Zamarripa y Cía, S.C.
Professional fees	Mexico		1,983		—
Servprot, S.A. de C.V. Security services	México		1,662		1,694
Onelink, S.A. de C.V.
Call center fees	Mexico/El Salvador		—		73,167
Mijares, Angoitia, Cortés y Fuentes, S.C.
Professional fees	Mexico		—		74

VLRS	Consolidated
Ticker: VLRS	Quarter: 2 Year: 2021

d)	Servprot

Servprot S.A. de C.V. (“Servprot”) is a related party because Enrique Beltranena Mejicano, the Company’s President and Chief Executive Officer and member of our board of directors is a shareholder of such company. Servprot provides security services for Mr. Beltranena and his family, as well as for certain key executives of the Company. As of June 30, 2021 and December 31, 2020, the Company did not have net balance with Servprot.

During the three months ended June 30, 2021 and 2020 the Company expensed Ps.811 and Ps.953, respectively, for this concept. During the six months ended June 30, 2021 and 2020 the Company expensed Ps.1,662 and Ps.1,694, respectively, for this concept.

e)	Aeroman

Aeroman is a related party, because Marco Baldocchi a member of the board of the Company’s board of directors is an alternate director of Aeroman. The Company entered into an aircraft repair and maintenance service agreement with Aeroman on January 1, 2017. This agreement provides that the Company must use Aeroman, exclusively for aircraft repair and maintenance services, subject to availability. Under this agreement, Aeroman provides inspection, maintenance, repair and overhaul services for aircraft. The Company makes payments under this agreement depending on the services performed. This agreement is for a 5 years term. As of June 30, 2021 and December 31, 2020, the balances due under the agreement with Aeroman were Ps.20,270 and Ps.39,284, respectively.

During the three months ended June 30, 2021 and 2020, the Company incurred expenses in aircraft, engine maintenance and technical support under this agreement amounted to Ps.71,382 and Ps.14,462, respectively. During the six months ended June 30, 2021 and 2020, the Company incurred expenses in aircraft, engine maintenance and technical support under this agreement amounted to Ps.137,359 and Ps.109,182, respectively.

f)	Mijares, Angoitia, Cortés y Fuentes

Mijares, Angoitia, Cortés y Fuentes, S.C. (“MACF”) is a related party because Ricardo Maldonado Yañez and Eugenio Macouzet de León, member and alternate member, respectively, of the board of the Company since April 2018, are partners of the MACF provides legal services to us. As of June 30, 2021 and December 31, 2020, the balances due under the agreement with MACF were Ps.0 and Ps.166, respectively.

During the three months ended June 30, 2021 and 2020, the Company recognize expense transactions with this related party of Ps.0 and Ps.74, respectively. During the six months ended June 30, 2021 and 2020, the Company recognize expense transactions with this related party of Ps.0 and Ps.74, respectively.

g)	Frontier

Frontier is a related party because Mr. William A. Franke and Brian H. Franke are members of the board of the Company and Frontier as well as Indigo Partners, the latest has significant investments in both Companies. As of June 30, 2021 and December 31, 2020, the accounts receivable from Frontier were Ps.107,743 and Ps.72,629, respectively. Additionally, as of June 30, 2021 and December 31, 2020, the account payable was Ps.42 and Ps.39, respectively.

During the three months ended June 30, 2021 and 2020, the Company recognized revenue under this agreement of Ps.49,196 and Ps.7,960, respectively. During the six months ended June 30, 2021 and 2020, the Company recognized revenue under this agreement of Ps.70,793 and Ps.83,035, respectively.

h)	OneLink

OneLink S.A. de C.V. (“Onelink”) was a related party until December 31, 2017, because Marco Baldocchi, a member of the board, was a director of Onelink. As of October 24, 2019 and until June 30, 2020 Onelink, Holdings, S.A. (“Onelink Holdings”) and its subsidiary Onelink were related parties, because Mr. Rodrigo Antonio Escobar Nottebohm, a former alternate board member of Onelink Holdings, became an alternate Director of the Company. Pursuant to this agreement, Onelink received calls from the customers to book flights and provides customers with information about fares, schedules and availability. As of June 30, 2021 and December 31, 2020, did not recognize any accounts receivable and account payable with this related party.

During the three- and six-months period ended June 30, 2021, the Company did not recognize any revenue and expense transactions with this related party. During the three and six months ended June 30, 2020, the Company expensed Ps.35,756, and Ps.73,167, for this concept respectively.

VLRS	Consolidated
Ticker: VLRS	Quarter: 2 Year: 2021

i)	Grupo Aeroportuario del Centro Norte (OMA)

On April 22, 2020, Grupo Aeroportuario del Centro Norte (OMA) became a related party because Mrs. Guadalupe Phillips Margain is an independent member of the board of directors the Company and member of the board of directors of OMA. Mr. Ricardo Maldonado Yañez is also an independent member of the board of directors of the Company and OMA. As of June 30, 2021, and December 31, 2020, the account payable with OMA was Ps.189,108 and Ps.80,681, respectively.

During the three months ended June 30, 2021 and 2020 the Company recognized expenses with OMA of Ps.36,195 and Ps.5,033. During the six months ended June 30, 2021 and 2020, the Company recognized expenses with OMA of Ps.65,130 and Ps.5,033

j)	Chevez, Ruiz, Zamarripa y Cia, S.C

Chevez, Ruiz, Zamarripa y Cia, S.C. (Chevez) is a related party because Mr. José Luis Fernández Fernández is an independent member of the Board of Directors, as well as the chairman of the Audit and Corporate Governance Committee of the Company and non-managing partner of Chevez. Chevez provides tax advisory services to us. As of June 30, 2021 and December 31, 2020, the account payable with Chevez was Ps.6,971 and Ps.4,823, respectively.

During the three months and year ended June 30, 2021, the Company recognized expenses with Chevez of Ps.234. During the six months and year ended June 30, 2021, the Company recognized expenses with Chevez of Ps.1,983.

k)	Directors and officers

During the three months ended June 30, 2021 and 2020, all the Company’s senior managers received an aggregate compensation of short and long-term benefits of Ps.43,084 and Ps.77,815, respectively. During the six months ended June 30, 2021 and 2020, all the Company’s senior managers received an aggregate compensation of short and long-term benefits of Ps79,958 and Ps.113,784, respectively.

During the three months ended June 30, 2021 and 2020, the chairman and the independent members of the Company’s board of directors received an aggregate compensation of approximately Ps.4,156 and Ps.2,209, respectively, and the rest of the directors received a compensation of Ps.1,616 and Ps.937, respectively. During the six months ended June 30, 2021 and 2020, the chairman and the independent members of the Company’s board of directors received an aggregate compensation of approximately Ps.6,648 and Ps.2,926, respectively, and the rest of the directors received a compensation of Ps.1,782 and Ps.3,638, respectively.

11. Inventories

An analysis of inventories on June 30, 2021 and December 31, 2020 is as follows:

	June 30, 2021		December 31, 2020
Spare parts and accessories of flight equipment	Ps.	256,313	Ps.	271,454
Miscellaneous supplies		7,494		7,505
	Ps.	263,807	Ps.	278,959

The inventory items are consumed during or used mainly in delivery of in-flight services and for maintenance services by the Company and are valued at the lower of cost or replacement value. For the three months as of June 30, 2021 and 2020, the amount of consumption of inventories, recorded as an operating expense as part of maintenance expense was Ps.73,748 and Ps.38,678, respectively. For the six months as of June 30, 2021 and 2020, the amount of consumption of inventories, recorded as an operating expense as part of maintenance expense was Ps.139,511 and Ps.115,343, respectively.

12. Rotable spare parts, furniture and equipment, net

a) Acquisitions

For the six months ended June 30, 2021 and 2020, the Company acquired rotable spare parts, furniture, and equipment by an amount of Ps.1,537,862 and Ps.1,024,200 respectively.

VLRS	Consolidated
Ticker: VLRS	Quarter: 2 Year: 2021

Rotable spare parts, furniture and equipment by Ps.616,879 and Ps.1,108,806, were disposed for the six months ended June 30, 2021 and 2020, respectively. These amounts included reimbursements of pre-delivery payments for aircraft acquisition of Ps.533,828 and Ps.0, respectively.

b) Depreciation expense

Depreciation expense for the three months ended June 30, 2021 and 2020 was Ps.211,712 and Ps.184,989, respectively. Depreciation expense for the six months ended June 30, 2021 and 2020 was Ps.431,019 and Ps.367,883, respectively Depreciation charges for the period are recognized as a component of operating expenses in the unaudited interim condensed consolidated statements of operations.

13. Intangible assets, net

a) Acquisitions

For the six months ended June 30, 2021 and 2020, the Company acquired intangible assets by an amount of Ps.45,502 and Ps.50,408, respectively.

b) Amortization expense

Software amortization expense for the three months ended June 30, 2021 and 2020 was Ps.33,740 and Ps.25,363, respectively. Software amortization expense for the six months ended June 30, 2021 and 2020 was Ps.67,571 and Ps.51,077, respectively. These amounts were recognized in depreciation and amortization in the unaudited interim condensed consolidated statements of operations.

14. Leases

The most significant leases are as follows:

Aircraft and engine represent the Company´s most significant lease agreements. At June 30, 2021 and December 31, 2020, the Company leases 91 aircraft (85 as of December 31, 2020) and 20 spare engines under leases (18 as of December 31, 2020) that have maximum terms through 2033. The leases are generally guaranteed by either deposit in cash or letters of credits.

Composition of the fleet and spare engines leases*:

Aircraft Type	Model		At June 30, 2021	At December 31, 2020
A319	132		3	3
A319	133		2	2
A320	233		39	39
A320	232		1	1
A320NEO	271	N	30	24
A321	231		10	10
A321NEO	271	N	6	6
			91	85

Engine spare Type	Model	At June 30, 2021	At December 31, 2020
V2500	V2524-A5	2	2
V2500	V2527M-A5	3	3
V2500	V2527E-A5	5	5
V2500	V2527-A5	4	2
PW1100	PW1127G-JM	5	5
PW1100	PW1133G-JM	1	1
		20	18

*Certain of the Company’s aircraft and engine lease agreements include an option to extend the lease term period. Terms and conditions are subject to market conditions at the time of renewal.

VLRS	Consolidated
Ticker: VLRS	Quarter: 2 Year: 2021

During the three months period ended June 30, 2021, the Company added five new leased aircraft to its fleet (one A320 NEO´s acquired through sale and leaseback transactions under our existing Airbus purchase agreement and four obtained directly from the lessor´s). Also, the Company extended the lease term of 11 A320CEO (effective from 2022 and 2023). All the aircraft incorporated through the lessor´s aircraft order book were not subject to sale and leaseback transactions.

During the six months period ended June 30, 2021, the Company added six new leased aircraft to its fleet (two A320 NEO´s acquired through sale and leaseback transactions under our existing Airbus purchase agreement and four obtained directly from the lessor´s). Also, the Company extended the lease term of 11 A320CEO (effective from 2022 and 2023) and 2 A319CEO (effective from 2021). All the aircraft incorporated through the lessor´s aircraft order book were not subject to sale and leaseback transactions.

During the year ended December 31, 2020, the Company added seven new leased aircraft to its fleet (seven A320 NEO´s acquired through sale and leaseback transactions under our existing Airbus purchase agreement). Also, the Company returned three aircraft to their respective lessors.

During the six months ended June 30, 2021, the Company also incorporated 2 CEO spare engines. Such leases were not subject to sale and leaseback transactions. Also, the Company extended the lease term of 3 spare engines (2 of them effective from February 2021 and the other from October 2021).

During the year ended December 31, 2020, the Company also incorporated two NEO spare engine (based on the terms of the Pratt & Whitney purchase agreement FMP), and two CEO spares to its fleet. These four engines were subject to sale and leaseback transactions and their respective lease agreements were accounted as leases.

Set out below are the carrying amounts of right-of-use assets recognized and the movements during the period:

	Aircraft leases		Spare engine leases		Land and building leases		Total
As at December 31, 2020	Ps.	33,406,490	Ps.	829,200	Ps.	80,527	Ps.	34,316,217
Additions		5,089,889		—		550		5,090,439
Disposals		—		—		(5,322)		(5,322)
Foreign exchange effect		—		—		13		13
Depreciation on right of use assets		(2,488,789)		(104,175)		(26,585)		(2,619,549)
As of June 30, 2021	Ps.	36,007,590	Ps.	725,025	Ps.	49,183	Ps.	36,781,798

Set out below are the carrying amounts of lease liabilities and the movements during the period:

	June 30, 2021		December 31, 2020
As at January 1st	Ps.	44,130,542	Ps.	40,517,045
Additions		5,147,245		5,572,764
Disposals		(48,681)		(231,566)
Accretion of interest		1,158,553		2,218,982
Foreign exchange effect		(299,705)		2,163,886
Payments		(5,037,061)		(6,110,569)
Balances at the end of the reporting period	Ps.	45,050,893	Ps.	44,130,542
Current	Ps.	5,275,997	Ps.	6,484,092
Non-current	Ps.	39,774,896	Ps.	37,646,450

The following are the amounts recognized in profit or loss for the three months ended June 30, 2021 and 2020:

	Three months ended June 30,
	2021		2020
Depreciation of right-of-use assets	Ps.	(1,317,757)	Ps.	(1,240,263)
Interest expense on lease liabilities and aircraft and engine lease return obligation		(593,331)		(647,561)
Aircraft and engine variable expenses		(482,068)		(425,748)
Total amount recognized in profit or loss	Ps.	(2,393,156)	Ps.	(2,313,572)

VLRS	Consolidated
Ticker: VLRS	Quarter: 2 Year: 2021

The Company had total cash outflows for leases for the three months ended June 30, 2021 of Ps.2,900,654 (Ps.806,487 in 2020).

The following are the amounts recognized in profit or loss for the six months ended June 30, 2021 and 2020:

	Six months ended June 30,
	2021		2020
Depreciation of right-of-use assets	Ps.	(2,619,549)	Ps.	(2,474,130)
Interest expense on lease liabilities and aircraft and engine lease return obligation		(1,115,697)		(1,242,364)
Aircraft and engine variable expenses		(949,842)		(800,569)
Total amount recognized in profit or loss	Ps.	(4,685,088)	Ps.	(4,517,063)

The Company had total cash outflows for leases for the six months ended June 30, 2021 of Ps.5,037,061 (Ps.2,625,914 in 2020).

i) Return obligations.

For the three months ended June 30, 2021 and 2020, the Company expensed as supplemental rent Ps.31,604 and Ps.4,888, respectively. For the six months ended June 30, 2021 and 2020, the Company expensed as supplemental rent Ps.56,501 and Ps.25,636, respectively.

Purchase of 80 A320 New Engine Option (“NEO”) aircraft

On December 28, 2017, the Company amended the agreement with Airbus, S.A.S. (“Airbus”) for the purchase of additional 80 A320NEO family aircraft to be delivered from 2022 to 2026, to support the Company’s targeted growth markets in Mexico, United States and Central America. In July 2020, we amended the agreement with Airbus to reschedule the 80 aircraft deliveries between 2023 and 2028.

15. Equity

As of June 30, 2021, the total number of the Company’s authorized shares was 1,165,976,677; represented by common registered shares, issued and with no par value, fully subscribed and paid, comprised as follows:

	Shares
	Fixed Class I	Variable Class II	Total shares
Series A shares	10,478	1,077,914,326	1,077,924,804
Series B shares	13,702	88,038,171	88,051,873
	24,180	1,165,952,497	1,165,976,677
Treasury shares	—	(11,922,170)	(11,922,170)
	24,180	1,154,030,327	1,154,054,507

As of December 31, 2020, the total number of the Company’s authorized shares was 1,165,976,677; represented by common registered shares, issued and with no par value, fully subscribed and paid, comprised as follows:

	Shares
	Fixed Class I	Variable Class II	Total shares
Series A shares (1)	10,478	1,077,914,326	1,077,924,804
Series B shares (1)	13,702	88,038,171	88,051,873
	24,180	1,165,952,497	1,165,976,677
Treasury shares	—	(19,020,202)	(19,020,202)	(1)
	24,180	1,146,932,295	1,146,956,475

(1) The number of forfeited shares as of December 31, 2020 were 327,217, which are include in treasury shares.

On December 11, 2020, Controladora Vuela Compañía de Aviación, S.A.B. de C.V announced the closing of an upsized primary follow-on equity offering in which the Company offered 134,000,000 of its Ordinary Participation Certificates (Certificados de Participación Ordinarios), or CPOs, in the form of American Depositary Shares, or ADSs, at a price to the public of USD$.11.25 per ADS in the United States and other countries outside of Mexico, pursuant to the Company’s shelf registration statement filed with the Securities and Exchange Commission (the “SEC”). In connection with the offering, the underwriters exercised their option to purchase up to 20,100,000 additional CPOs in the form of ADSs. Each ADS represents 10 CPOs and each CPO represents a financial interest in one Series A share of common stock of the Company. The Company currently intends to use the net proceeds of approximately USD$.164,419,000 (after the deduction of the underwriters´ commission and expenses payable by the Company) from the offering for general corporate purposes. The increase in capital stock amounts of Ps.3,272,832.

VLRS	Consolidated
Ticker: VLRS	Quarter: 2 Year: 2021

All shares representing the Company’s capital stock, either Series A shares or Series B shares, grant the holders the same economic rights and there are no preferences and/or restrictions attaching to any class of shares on the distribution of dividends and the repayment of capital. Holders of the Company’s Series A common stock and Series B common stock are entitled to dividends when, and if, declared by a shareholders’ resolution. The Company’s revolving line of credit with Santander and Bancomext limits the Company’s ability to declare and pay dividends in the event that the Company fails to comply with the payment terms thereunder. Only Series A shares from the Company are listed.

As of June 30, 2021 and December 31, 2020, the Company did not declare any dividends.

a)      Earnings (loss) per share

Basic earnings (loss) per share (“EPS” or “LPS”) amounts are calculated by dividing the net loss for the period attributable to ordinary equity holders of the parent by the weighted average number of ordinary shares outstanding during the period.

Diluted EPS (LPS) amounts are calculated by dividing the earnings (loss) attributable to ordinary equity holders of the parent (after adjusting for interest on the convertible preference shares, if any), by the weighted average number of ordinary shares outstanding during the period plus the weighted average number of ordinary shares that would be issued on conversion of all the dilutive potential ordinary shares into ordinary shares (to the extent that their effect is dilutive).

The following table shows the calculations of the basic and diluted earnings (loss) per share for the three months ended June 30, 2021 and 2020:

	Three months ended June 30,
	2021		2020
Net (income) loss for the period	Ps.	1,537,759	Ps.	(1,522,671)
Weighted average number of shares outstanding (in thousands):
Basic		1,165,977		1,011,877
Diluted		1,165,977		1,011,877
EPS (LPS):
Basic		1.319		(1.505)
Diluted		1.319		(1.505)

 The following table shows the calculations of the basic and diluted earnings (loss) per share for the six months ended June 30, 2021 and 2020:

	Six months ended June 30,
	2021		2020
Net (income) loss for the period	Ps.	804,918	Ps.	(3,015,805)
Weighted average number of shares outstanding (in thousands):
Basic		1,165,977		1,011,877
Diluted		1,165,977		1,011,877
EPS (LPS):
Basic		0.690		(2.980)
Diluted		0.690		(2.980)

 16. Income tax

VLRS	Consolidated
Ticker: VLRS	Quarter: 2 Year: 2021

The Company calculates the period income tax (expense) benefit using the tax rate that would be applicable to the expected total annual earnings. The major components of income tax (expense) benefit in the unaudited interim condensed statement of operations are:

Consolidated statement of operations

	For the three months ended June 30,
		2021		2020
Deferred income tax (expense) benefit	Ps.	(659,040)	Ps.	652,574
Total income tax (expense) benefit	Ps.	(659,040)	Ps.	652,574

The Company’s effective tax rate during the three months period ended June 30, 2021 and 2020 was 30% and 30% respectively.

	For the six months ended June 30,
		2021		2020
Deferred income tax (expense) benefit	Ps.	(344,965)	Ps.	1,292,488
Total income tax (expense) benefit	Ps.	(344,965)	Ps.	1,292,488

The Company’s effective tax rate during the six months period ended June 30, 2021 and 2020 was 30% and 30% respectively.

17. Commitments and contingencies

Aircraft related commitments and financing arrangements.

Committed expenditures for aircraft purchase and related flight equipment related to the Airbus purchase agreement, including estimated amounts for contractual prices escalations and pre-delivery payments, will be as follows:

	Commitment expenditures in U.S. dollars	Commitment expenditures equivalent in Mexican pesos. (1)
2021	$91,553	Ps.	1,812,996
2022	134,435		2,662,176
2023	265,836		5,264,271
2024	705,331		13,967,458
2025 and thereafter	3,221,596		63,796,300
	$4,418,751	Ps.	87,503,201

(1) Using the exchange rate as of June 30, 2021 of Ps.19.8027.

All aircraft acquired by the Company through the Airbus purchase agreement on June 30, 2021, and December 31, 2020, have been executed through sale and leaseback transactions.

In addition, we have commitments to execute sale and leaseback over the next three years. The estimated proceeds from these commitments are as follows:

	Aircraft sale prices estimated
	in U.S. dollars		in Mexican pesos (1)
2021	US$	107,500	Ps.	2,128,790
2022 and thereafter		547,328		10,838,572
	US$	654,828	Ps.	12,967,362

VLRS	Consolidated
Ticker: VLRS	Quarter: 2 Year: 2021

(1) Using the exchange rate as of June 30, 2021 of Ps.19.8027.

The future lease payments for these non-cancellable contracts are as follows:

	Aircraft leases
	in U.S. dollars		in Mexican pesos (1)
2021	US$	3,294	Ps.	65,230
2022		40,261		797,277
2023		55,511		1,099,268
2024		55,511		1,099,268
2025 and thereafter		511,555		10,130,170
	US$	666,132	Ps.	13,191,213

(1) Using the exchange rate as of June 30, 2021 of Ps.19.8027.

Litigation

Company is a party to legal proceedings and claims that arise during the ordinary course of business. The Company believes the ultimate outcome of these matters will not have a material adverse effect on the Company’s financial position, results of operations, or cash flows.

18. Operating segments

The Company is managed as a single business unit that provides air transportation services. The Company has two geographic segments identified below:

	Three months ended Jun 30,
	2021		2020
Operating revenues:
Domestic (Mexico)	Ps.	7,751,565	Ps.	1,124,537
International:
United States of America and Central America (1)		3,846,544		440,397
Non-derivative financial instruments		(97,511)		(39,059)
Total operating revenues	Ps.	11,500,598	Ps.	1,525,875

(1) United States of America and Central America represents approximately 33%, and 29% of total revenues from external customers in the three months ended June 30, 2021 and 2020, respectively.

	Six months ended Jun 30,
	2021		2020
Operating revenues:
Domestic (Mexico)	Ps.	12,396,447	Ps.	6,364,384
International:
United States of America and Central America (1)		5,717,931		3,052,262
Non-derivative financial instruments		(210,423)		(66,291)
Total operating revenues	Ps.	17,903,955	Ps.	9,350,355

(1) United States of America and Central America represents approximately 32%, and 33% of total revenues from external customers in the three months ended June 30, 2021 and 2020, respectively.

Revenues are allocated by geographic segments based upon the origin of each flight. The Company does not have material non-current assets located in foreign countries.

19. Subsequent events

On July 14th, 2021, the Company hasn’t material subsequent event

N

 Volaris Reports Financial Results

for the Second Quarter 2021

Mexico City, Mexico, July 15, 2021 – Controladora Vuela Compañía de Aviación, S.A.B. de C.V. (NYSE: VLRS and BMV: VOLAR) (“Volaris” or “The Company”), the ultra-low-cost airline serving Mexico, the United States of America, and Central America, today announces its financial results for the second quarter 20211.

Second Quarter 2021 Highlights

(All metrics are compared to 2Q 2019 unless otherwise noted)

Volaris reported a strong second quarter with double-digit growth in revenue and EBITDAR, driven by a continued recovery of passenger demand in the Company´s markets.

■	Total operating revenue of Ps.11,501 million, a 38% increase. Total revenue per available seat mile (TRASM) increased 22% to Ps.165 cents.
■	Operating expenses of Ps.8,850 million, a 15% increase. Operating expenses per available seat mile (CASM) decreased 3% to US$ 6.31 cents, while CASM ex-fuel increased 8% to US$ 4.22 cents.
■	Net income of Ps.1,538 million with a net margin of 13.4%. Earnings per share of Ps.1.32 and earnings per ADS of US$ 0.67.
■	EBITDAR of Ps.4,696 million, increased 103% with an EBITDAR margin of 40.8%, an expansion of 13.1 percentage points.
■	Cash generation of Ps.2,072 million with a cash and cash equivalents position of Ps.10,534 million or US$ 532 million, representing 44% of the last twelve months operating revenue.
■	Net debt-to-EBITDAR ratio of 4.5 times, back to pre-pandemic levels.

 "I am proud of what our team was able to achieve in the second quarter 2021, delivering considerable improvement in almost all operating and financial metrics. We were able to significantly increase capacity while improving TRASM and maintaining our cost control discipline. This efficient growth allowed us to more than double EBITDAR compared to the second quarter of 2019," said Enrique Beltranena, President & Chief Executive Officer. “We have demonstrated yet again that the Volaris business model is sound and can deliver superior results in various market conditions. Our team has taken the opportunities that presented themselves from the CoVID-19 pandemic and come out stronger in the market.” Enrique added.

1 The financial information, unless otherwise indicated, is presented in accordance with the International Financial Reporting Standards (IFRS).

Second Quarter 2021 Financial and Operations Highlights

(All metrics are compared to 2Q 2019 unless otherwise noted)

Second Quarter
Consolidated Financial Highlights	2021	2019	% Var.
Total Revenue (Ps. million)	11,501	8,329	38%
TRASM (Ps. cents)	165	136	22%
ASMs (million, scheduled & charter)	7,028	6,154	14%
Load Factor (scheduled, RPMs/ASMs)	86.6%	87.3%	(0.7) pp
Passengers (thousand, scheduled & charter)	6,202	5,654	10%
Fleet (end of period)	92	78	14
Operating Expenses (Ps. million)	8,850	7,670	15%
CASM (US$ cents)	6.31	6.53	(3%)
CASM excl. fuel (US$ cents)	4.22	3.89	8%
Operating income (EBIT) (Ps. million)	2,651	659	302%
% EBIT Margin	23.0%	7.9%	15.1 pp
Net income (Ps. million)	1,538	119	1,188%
% Net income margin	13.4%	1.4%	12.0 pp
EBITDAR (Ps. million)	4,696	2,310	103%
% EBITDAR Margin	40.8%	27.7%	13.1 pp
Net debt-to-EBITDAR	4.5	x	4.4	x	0.1	x

Total operating revenue was Ps.11,501 million, a 38% increase, driven by higher capacity, healthy load factors and stronger unit revenue per passenger. Demand in the quarter was exceptionally strong both in the transborder and Mexican domestic market.

Volaris booked 6.2 million passengers in the quarter, an increase of 10%. Domestic and international passengers increased 9% and 11%, respectively; while total capacity, in terms of available seat miles (ASMs), increased 14% to 7.0 billion. Load factor reached 86.6%, back to pre-pandemic levels.

TRASM of Ps.165 cents, increased 22%. Average base fare was Ps.1,086, an increase of 13%. Ancillary revenue per passenger was Ps.785, a 53% increase, due to the continued growth of new and mature products, such as More Flexibility, Combo Business and Combo Health. Ancillary revenue represented 42% of total operating revenue, compared to 35% in the same period of 2019. Finally, total revenue per passenger increased 27% to Ps.1,870.

Operating expenses were Ps.8,850 million, a 15% increase, mainly impacted by maintenance and redelivery expenses. CASM ex-fuel increased 8% to US$ 4.22 cents. The average economic fuel cost per gallon declined 13% to Ps.42.6 per gallon (US$ 2.2), which totaled a CASM decrease of 3% to US$ 6.31 cents.

Comprehensive financing result decreased 2% driven by a foreign exchange gain of Ps.164 million, despite an increase of 23% of financial cost mainly related to the increase in the Company's fleet. The Mexican peso depreciated 5% against the US dollar, from an average exchange rate of Ps.19.12 per US dollar in the second quarter of 2019 to Ps.20.05 per US dollar during the second quarter of 2021. At the end of the second quarter of 2021, the Mexican peso (Ps.19.80 per US dollar) appreciated 4% compared to the exchange rate at the end of the first quarter of 2021 (Ps.20.60 per US dollar).

Income tax expense was Ps.659 million, compared to Ps.78 million in the second quarter of 2019.

Net income was Ps.1,538 million with a net margin of 13.4%. Earnings per share totaled Ps.1.32 and earnings per ADS were US$ 0.67.

EBITDAR was Ps.4,696 million, an increase of 103% due to capacity increase, higher unit revenues, and tight cost controls. EBITDAR margin was 40.8%, an increase of 13.1 percentage points.

Balance Sheet, Liquidity and Capital Allocation

During the second quarter 2021 Volaris generated cash flow of Ps.2,072 million. As of June 30, cash and cash equivalents were Ps.10,534 million or US$ 532 million, representing 44% of the last twelve months operating revenue. The net cash flow generated by operating activities was Ps.5,807 million, while cash outflows in investing and financing activities were Ps.776 million and Ps.2,959 million, respectively. Negative net foreign exchange difference was Ps.255 million.

As of June 30, 2021, the Company had only $18 million dollars outstanding of the working capital relief received on goods and services during 2020. By the end of the second quarter, the Company’s suppliers and accrued liabilities were equal to 62 days of operating expenses.

As of the quarter end, net debt was Ps.39,849 million, which included Ps.5,332 million of financial debt, Ps.45,051 million of leasing liabilities, less cash and cash equivalents of Ps.10,534 million. The Company registered a negative adjusted net debt of Ps.5,202 million (excluding lease liability recognized under the IFRS16). The net debt-to-EBITDAR ratio was 4.5 times, in line with 2Q 2019.

Fleet

During the second quarter, the Company incorporated 5 new A320neo aircraft to its fleet. As of June 30, 2021, Volaris’ fleet was composed of 92 aircraft (6 A319s, 70 A320s and 16 A321s), with an average age of 5.4 years. Volaris’ fleet had an average of 188 seats per aircraft. 80% of its aircraft are sharklet-equipped and 39% are New Engine Option (NEO) models.

The Company plans to incorporate 25 A320neo family aircraft to its fleet in the next 18 months, ending 2021 with 101 aircraft and closing the year 2022 with 113 aircraft. Volaris anticipates the percentage of A320neo family aircraft of its fleet to be 54% by year end 2022, aligned to the Company’s sustainability strategy.

Investors are urged to carefully read the Company’s periodic reports filed with or provided to the Securities and Exchange Commission, for additional information regarding the Company.

Investor Relations Contact:

María Elena Rodríguez / Félix Martínez / ir@volaris.com

Media Contact:

Gabriela Fernández / gabriela.fernandez@volaris.com/ +52 55 3104 5264

Conference call and webcast details

Date:	Friday, July 16, 2021
Time:	9:00 am Mexico City (CT) / 10:00 am New York (USA) (ET)
United States dial in:	+1-412-317-6378 or +1-844-204-8586
Mexico dial in:	+52-55-8880-8040
International dial in:	+1-412-317-6378
Participant code:	Volaris
Webcast & video presentation:	https://webcastlite.mziq.com/cover.html?webcastId=fb8ba57c-7f6d-42fa-abb0-7c4b8acdd791

About Volaris:

*Controladora Vuela Compañía de Aviación, S.A.B. de C.V. (“Volaris” or the “Company”) (NYSE: VLRS and BMV: VOLAR), is an ultra-low-cost carrier, with point-to-point operations, serving Mexico, the United States and Central America. Volaris offers low base fares to build its market, providing quality service and extensive customer choice. Since the beginning of operations in March 2006, Volaris has increased its routes from 5 to more than 180 and its fleet from 4 to 93 aircraft. Volaris offers more than 450 daily flight segments on routes that connect 43 cities in Mexico and 28 cities in the United States and Central America with the youngest fleet in Mexico. Volaris targets passengers who are visiting friends and relatives, cost-conscious business and leisure travelers in Mexico, the United States and Central America. Volaris has received the ESR Award for Social Corporate Responsibility for eleven consecutive years. For more information, please visit: www.volaris.com.

Forward-looking Statements:

Statements in this release contain various forward-looking statements within the meaning of Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended, which represent the Company's expectations, beliefs or projections concerning future events and financial trends affecting the financial condition of our business. When used in this release, the words "expects," “intends,” "estimates," “predicts,” "plans," "anticipates," "indicates," "believes," "forecast," "guidance," “potential,” "outlook," "may," “continue,” "will," "should," "seeks," "targets" and similar expressions are intended to identify forward-looking statements. Similarly, statements that describe the Company's objectives, plans or goals, or actions the Company may take in the future, are forward-looking statements. Forward-looking statements include, without limitation, statements regarding the Company's intentions and expectations regarding the delivery schedule of aircraft on order, announced new service routes and customer savings programs. Forward-looking statements should not be read as a guarantee or assurance of future performance or results and will not necessarily be accurate indications of the times at, or by, which such performance or results will be achieved.  Forward-looking statements are based on information available at the time those statements are made and/or management’s good faith belief as of that time with respect to future events and are subject to risks and uncertainties that could cause actual performance or results to differ materially from those expressed in or suggested by the forward-looking statements. Forward-looking statements are subject to several factors that could cause the Company's actual results to differ materially from the Company's expectations, including the competitive environment in the airline industry; the Company's ability to keep costs low; changes in fuel costs; the impact of worldwide economic conditions on customer travel behavior; the Company's ability to generate non-ticket revenue; and government regulation. Additional information concerning these, and other factors is contained in the Company's Securities and Exchange Commission filings. All forward-looking statements attributable to us or persons acting on our behalf are expressly qualified in their entirety by the cautionary statements set forth above. Forward-looking statements speak only as of the date of this release. You should not put undue reliance on any forward-looking statements. We assume no obligation to update forward-looking statements to reflect actual results, changes in assumptions or changes in other factors affecting forward-looking information, except to the extent required by applicable law. If we update one or more forward-looking statements, no inference should be drawn that we will make additional updates with respect to those or other forward-looking statements.

Controladora Vuela Compañía de Aviación, S.A.B. de C.V. and Subsidiaries

Financial and Operating Indicators

(All metrics are compared to 2019 unless otherwise noted)

Unaudited	Three months ended June 30, 2021	Three months ended June 30, 2021	Three months ended June 30, 2019	Variance
(Mexican pesos, except otherwise indicated)	(US Dollars)*			(%)
Total operating revenue (millions)	581	11,501	8,329	38.1%
Total operating expenses (millions)	447	8,850	7,670	15.4%
EBIT (millions)	134	2,651	659	302.0%
EBIT margin	23.0%	23.0%	7.9%	15.1 pp
Depreciation and amortization (millions)	79	1,563	1,335	17.1%
Aircraft and engine variable lease expenses (millions)	24	482	316	52.8%
Net income (millions)	78	1,538	119	1,187.9%
Net income margin	13.4%	13.4%	1.4%	12.0 pp
Earnings per share:
Basic (pesos)	0.07	1.32	0.12	1,017.7%
Diluted (pesos)	0.07	1.32	0.12	1,017.7%
Earnings per ADS:
Basic (pesos)	0.67	13.19	1.18	1,017.7%
Diluted (pesos)	0.67	13.19	1.18	1,017.7%
Weighted average shares outstanding:
Basic	—	1,165,976,677	1,011,876,677	15.2%
Diluted	—	1,165,976,677	1,011,876,677	15.2%
Available seat miles (ASMs) (millions) (1)	—	7,028	6,154	14.2%
Domestic	—	5,012	4,250	17.9%
International	—	2,016	1,904	5.9%
Revenue passenger miles (RPMs) (millions) (1)	—	6,082	5,370	13.3%
Domestic	—	4,424	3,812	16.1%
International	—	1,658	1,558	6.4%
Load factor (2)	—	86.6%	87.3%	(0.7) pp
Domestic	—	88.3%	89.7%	(1.4) pp
International	—	82.3%	81.9%	0.4 pp
Total operating revenue per ASM (TRASM) (cents) (1) (5)	8.3	165.0	135.5	21.8%
Total ancillary revenue per passenger (4) (5)	39.6	785	514	52.6%
Total operating revenue per passenger (5)	94.4	1,870	1,475	26.8%
Operating expenses per ASM (CASM) (cents) (1) (5)	6.4	126.4	124.9	1.3%
Operating expenses per ASM (CASM) (US cents) (1) (3) (5)	—	6.3	6.5	(3.2%)
CASM ex fuel (cents) (1) (5)	4.3	84.6	74.5	13.6%
CASM ex fuel (US cents) (1) (3) (5)	—	4.2	3.9	8.3%
Booked passengers (thousands) (1)	—	6,202	5,654	9.7%
Departures (1)	—	38,658	34,848	10.9%
Block hours (1)	—	96,721	87,686	10.3%
Fuel gallons consumed (millions)	—	69.1	63.4	9.0%
Average economic fuel cost per gallon (5)	2.2	42.6	48.9	(12.9%)
Aircraft at end of period	—	92	78	17.9%
Average aircraft utilization (block hours)	—	12.9	13.1	(1.1%)
Average exchange rate	—	20.05	19.12	4.8%
End of period exchange rate	—	19.80	19.17	3.3%
*Peso amounts were converted to US dollars at end of period exchange rate for convenience purposes only. (1) Includes scheduled and chartered.

(2) Includes scheduled.

(3) Dollar amounts were converted at average exchange rate of each period.

(4) Includes “Other passenger revenue” and “Non-passenger revenue”.

(5) Excludes non-derivatives financial instruments.

Controladora Vuela Compañía de Aviación, S.A.B. de C.V. and Subsidiaries

Financial and Operating Indicators

(All metrics are compared to 2020 unless otherwise noted)

Unaudited	Three months ended June 30, 2021	Three months ended June 30, 2021	Three months ended June 30, 2020	Variance
(Mexican pesos, except otherwise indicated)	(US Dollars)*			(%)
Total operating revenue (millions)	581	11,501	1,526	653.7%
Total operating expenses (millions)	447	8,850	3,820	131.7%
EBIT (millions)	134	2,651	(2,294)	NA
EBIT margin	23.0%	23.0%	(150.4%)	173.4 pp
Depreciation and amortization (millions)	79	1,563	1,451	7.8%
Aircraft and engine variable lease expenses (millions)	24	482	426	13.2%
Net income (loss) (millions)	78	1,538	(1,523)	NA
Net income (loss) margin	13.4%	13.4%	(99.8%)	113.2 pp
Earnings (loss) per share:
Basic (pesos)	0.07	1.32	(1.50)	NA
Diluted (pesos)	0.07	1.32	(1.50)	NA
Earnings (loss) per ADS:
Basic (pesos)	0.67	13.19	(15.05)	NA
Diluted (pesos)	0.67	13.19	(15.05)	NA
Weighted average shares outstanding:
Basic	—	1,165,976,677	1,011,876,677	15.2%
Diluted	—	1,165,976,677	1,011,876,677	15.2%
Available seat miles (ASMs) (millions) (1)	—	7,028	1,437	389.0%
Domestic	—	5,012	1,202	316.8%
International	—	2,016	235	758.7%
Revenue passenger miles (RPMs) (millions) (1)	—	6,082	1,138	434.2%
Domestic	—	4,424	936	372.7%
International	—	1,658	202	718.5%
Load factor (2)	—	86.6%	79.2%	7.3 pp
Domestic	—	88.3%	77.8%	10.4 pp
International	—	82.3%	86.3%	(4.0) pp
Total operating revenue per ASM (TRASM) (cents) (1) (5)	8.3	165.0	108.9	51.6%
Total ancillary revenue per passenger (4) (5)	39.6	785	644	22.0%
Total operating revenue per passenger (5)	94.4	1,870	1,417	32.0%
Operating expenses per ASM (CASM) (cents) (1) (5)	6.4	126.4	274.4	(53.9%)
Operating expenses per ASM (CASM) (US cents) (1) (3) (5)	—	6.3	11.7	(46.3%)
CASM ex fuel (cents) (1) (5)	4.3	84.6	234.3	(63.9%)
CASM ex fuel (US cents) (1) (3) (5)	—	4.2	10.0	(57.9%)
Booked passengers (thousands) (1)	—	6,202	1,105	461.4%
Departures (1)	—	38,658	7,785	396.6%
Block hours (1)	—	96,721	19,472	396.7%
Fuel gallons consumed (millions)	—	69.1	13.1	425.9%
Average economic fuel cost per gallon (5)	2.2	42.6	43.8	(2.8%)
Aircraft at end of period	—	92	82	12.2%
Average aircraft utilization (block hours)	—	12.9	7.7	68.0%
Average exchange rate	—	20.05	23.37	(14.2%)
End of period exchange rate	—	19.80	22.97	(13.8%)
*Peso amounts were converted to US dollars at end of period exchange rate for convenience purposes only. (1) Includes scheduled and chartered.

(2) Includes scheduled.

(3) Dollar amounts were converted at average exchange rate of each period.

(4) Includes “Other passenger revenue” and “Non-passenger revenue”.
(5) Excludes non-derivatives financial instruments.

Controladora Vuela Compañía de Aviación, S.A.B. de C.V. and Subsidiaries

Financial and Operating Indicators

(All metrics are compared to 2020 unless otherwise noted)

Unaudited	Six months ended June 30, 2021	Six months ended June 30, 2021	Six months ended June 30, 2020	Variance
(Mexican pesos, except otherwise indicated)	(US Dollars)*			(%)
Total operating revenues (millions)	904	17,904	9,350	91.5%
Total operating expenses (millions)	808	15,992	11,337	41.1%
EBIT (millions)	97	1,912	(1,986)	NA
EBIT margin	10.7%	10.7%	(21.2%)	31.9 pp
Depreciation and amortization (millions)	157	3,118	2,893	7.8%
Aircraft and engine rent expenses (millions)	48	950	801	18.6%
Net income (loss) (millions)	41	805	(3,016)	NA
Net income (loss) margin	4.5%	4.5%	(32.3%)	36.7 pp
Earnings (loss) per share:
Basic (pesos)	0.03	0.69	(2.98)	NA
Diluted (pesos)	0.03	0.69	(2.98)	NA
Earnings (loss) per ADS:
Basic (pesos)	0.35	6.90	(29.80)	NA
Diluted (pesos)	0.35	6.90	(29.80)	NA
Weighted average shares outstanding:
Basic	—	1,165,976,677	1,011,876,677	15.2%
Diluted	—	1,165,976,677	1,011,876,677	15.2%
Available seat miles (ASMs) (millions) (1)	—	12,407	7,533	64.7%
Domestic	—	9,050	5,455	65.9%
International	—	3,357	2,078	61.5%
Revenue passenger miles (RPMs) (millions) (1)	—	10,284	6,304	63.1%
Domestic	—	7,680	4,596	67.1%
International	—	2,604	1,708	52.5%
Load factor (2)	—	82.9%	83.7%	(0.8) pp
Domestic	—	84.9%	84.2%	0.6 pp
International	—	77.5%	82.2%	(4.7) pp
Total operating revenue per ASM (TRASM) (cents) (1)(5)	7.4	146.0	125.0	16.8%
Total ancillary revenue per passenger (4)(5)	39.3	778	578	34.6%
Total operating revenue per passenger (5)	87.3	1,730	1,475	17.2%
Operating expenses per ASM (CASM) (cents) (1)(5)	6.5	129.7	152.8	(15.1%)
Operating expenses per ASM (CASM) (US cents) (1)(3)(5)	—	6.4	7.1	(9.1%)
CASM ex fuel (cents) (1)(5)	4.5	90.0	111.1	(19.0%)
CASM ex fuel (US cents) (1)(3)(5)	—	4.5	5.1	(13.3%)
Booked passengers (thousands) (1)	—	10,474	6,382	64.1%
Departures (1)	—	67,620	41,446	63.2%
Block hours (1)	—	169,893	106,110	60.1%
Fuel gallons consumed (millions)	—	119.9	75.0	59.8%
Average economic fuel cost per gallon (5)	2.1	41.1	41.8	(1.6%)
Aircraft at end of period	—	92	82	12.2%
Average aircraft utilization (block hours)	—	11.8	11.4	3.5%
Average exchange rate	—	20.18	21.62	(6.7%)
End of period exchange rate	—	19.80	22.97	(13.8%)
*Peso amounts were converted to US dollars at end of period exchange rate for convenience purposes only. (1) Includes scheduled and chartered.

(2) Includes scheduled.

(3) Dollar amounts were converted at average exchange rate of each period.

(4) Includes “Other passenger revenue” and “Non-passenger revenue”.
(5) Excludes non-derivatives financial instruments.

Controladora Vuela Compañía de Aviación, S.A.B. de C.V. and Subsidiaries

Consolidated Statement of Operations

(All metrics are compared to 2020 unless otherwise noted)

Unaudited	Three months ended June 30, 2021	Three months ended June 30, 2021	Three months ended June 30, 2020	Variance
(In millions of Mexican pesos)	(US Dollars) *			(%)
Operating revenue:
Passenger revenue	563	11,145	1,436	676.1%
Fare revenue	340	6,729	854	688.2%
Other passenger revenue	223	4,416	582	658.4%

Non-passenger revenue	23	453	129	251.5%
Other non-passenger revenue	20	394	102	284.9%
Cargo	3	59	27	122.9%

Non-derivatives financial instruments	(5)	(98)	(39)	149.7%

Total operating revenue	581	11,501	1,526	653.7%

Other operating income	(3)	(50)	(180)	(72.2%)
Fuel expense, net (1)	147	2,907	452	542.8%
Depreciation of right of use assets	67	1,318	1,240	6.2%
Landing, take-off, and navigation expenses	77	1,528	438	249.1%
Sales, marketing, and distribution expenses	24	481	179	168.2%
Salaries and benefits	59	1,162	665	74.7%
Aircraft and engine variable lease expenses	24	482	426	13.2%
Maintenance expenses	25	485	166	193.0%
Other operating expenses	15	292	224	30.3%
Depreciation and amortization	12	245	210	16.7%
Operating expenses	447	8,850	3,820	131.7%

Operating income (loss)	134	2,651	(2,294)	NA

Finance income	1	21	27	(22.9%)
Finance cost	(32)	(639)	(1,137)	(43.9%)
Exchange gain, net	8	164	1,229	(86.7%)
Comprehensive financing result	(23)	(454)	119	NA

Income (loss) before income tax	111	2,197	(2,175)	NA
Income tax (expense) benefit	(33)	(659)	653	NA
Net income (loss)	78	1,538	(1,523)	NA

* Peso amounts were converted to US dollars at end of period exchange rate for convenience purposes only.
(1) 2Q 2021 and 2Q 2020 figures include a benefit from non-derivatives financial instruments by an amount of Ps.34.7 million and Ps.123.2 million, respectively.

Controladora Vuela Compañía de Aviación, S.A.B. de C.V. and Subsidiaries

Reconciliation of total ancillary revenue per passenger

(All metrics are compared to 2020 unless otherwise noted)

Unaudited	Six months ended June 30, 2021	Six months ended June 30, 2021	Six months ended June 30, 2020	Variance
(In millions of Mexican pesos)	(US Dollars) *			(%)
Operating revenues:
Passenger revenues	872	17,275	8,984	92.3%
Fare revenues	503	9,966	5,727	74.0%
Other passenger revenues	369	7,309	3,257	124.4%

Non-passenger revenues	42	839	433	94.0%
Other non-passenger revenues	37	725	350	107.3%
Cargo	6	115	83	38.0%

Non-derivatives financial instruments	(11)	(210)	(66)	217%

Total operating revenues	904	17,904	9,350	91.5%

Other operating income	(5)	(109)	(301)	(63.9%)
Depreciation of right of use assets	132	2,620	2,474	5.9%
Salaries and benefits	108	2,134	1,605	33.0%
Fuel expense, net (1)	244	4,829	2,965	62.8%
Landing, take-off, and navigation expenses	138	2,739	1,915	43.0%
Aircraft and engine variable lease expenses	48	950	801	18.6%
Sales, marketing, and distribution expenses	42	836	542	54.2%
Maintenance expenses	46	908	399	127.4%
Other operating expenses	30	586	517	13.3%
Depreciation and amortization	25	499	419	19.0%
Operating expenses	808	15,992	11,337	41.1%

Operating income (loss)	97	1,912	(1,986)	NA

Finance income	2	33	76	(57.0%)
Finance cost	(61)	(1,206)	(1,794)	(32.8%)
Exchange gain (loss), net	21	411	(605)	NA
Comprehensive financing result	(38)	(762)	(2,322)	(67.2%)

Income (loss) before income tax	58	1,150	(4,308)	NA
Income tax (expense) benefit	(17)	(345)	1,292	NA
Net income (loss)	41	805	(3,016)	NA

'* Peso amounts were converted to US dollars at end of period exchange rate for convenience purposes only.
(1) June YTD 2021 and June YTD 2020 figures include a benefit from non-derivatives financial instruments by an amount of Ps.100.5 million and Ps.171.4 million, respectively.

Controladora Vuela Compañía de Aviación, S.A.B. de C.V. and Subsidiaries

Reconciliation of total ancillary revenue per passenger

(All metrics are compared to 2020 unless otherwise noted)

The following table shows quarterly additional detail about the components of total ancillary revenue:

Unaudited	Three months ended June 30, 2021 (US Dollars)*	Three months ended June 30, 2021	Three months ended June 30, 2020	Variance (%)
(In millions of Mexican pesos)

Other passenger revenue	223	4,416	582	658.4%
Non-passenger revenue	23	453	129	251.5%
Total ancillary revenue	246	4,869	711	584.6%

Booked passengers (thousands)	—	6,202	1,105	461.4%

Total ancillary revenue per passenger	40	785	644	22.0%

* Peso amounts were converted to US dollars at end of period exchange rate for convenience purposes only.

Controladora Vuela Compañía de Aviación, S.A.B. de C.V. and Subsidiaries

Reconciliation of total ancillary revenue per passenger

(All metrics are compared to 2020 unless otherwise noted)

The following table shows the first one half of the year additional detail about the components of total ancillary revenue:

Unaudited	Six months ended June 30, 2021 (US Dollars)*	Six months ended June 30, 2021	Six months ended June 30, 2020	Variance (%)
(In millions of Mexican pesos)

Other passenger revenues	369	7,309	3,257	124.4%
Non-passenger revenues	42	839	433	94.0%
Total ancillary revenues	411	8,148	3,689	120.9%

Booked passengers (thousands)	—	10,474	6,382	64.1%

Total ancillary revenue per passenger	39	778	578	34.6%

* Peso amounts were converted to US dollars at end of period exchange rate for convenience purposes only.

Controladora Vuela Compañía de Aviación, S.A.B. de C.V. and Subsidiaries

Consolidated Statement of Financial Position

(All metrics are compared to 2020 unless otherwise noted)

(In millions of Mexican pesos)	June 30, 2021 Unaudited (US Dollars)*	June 30, 2021 Unaudited	December 31, 2020 Audited
Assets
Cash and cash equivalents	532	10,534	10,103
Accounts receivable, net	144	2,861	2,027
Inventories	13	264	279
Prepaid expenses and other current assets	61	1,212	850
Financial instruments	—	—	—
Guarantee deposits	79	1,567	1,142
Total current assets	830	16,438	14,402
Rotable spare parts, furniture and equipment, net	400	7,921	7,281
Right of use assets	1,857	36,782	34,316
Intangible assets, net	9	169	192
Financial instruments	—	2	—
Deferred income taxes	140	2,775	3,129
Guarantee deposits	470	9,308	8,425
Other assets	4	80	119
Other long- term assets	16	319	325
Total non-current assets	2,896	57,357	53,787
Total assets	3,727	73,795	68,189
Liabilities
Unearned transportation revenue	413	8,180	5,851
Accounts payable	70	1,382	2,365
Accrued liabilities	175	3,462	2,356
Lease liabilities	266	5,276	6,484
Other taxes and fees payable	160	3,161	2,236
Income taxes payable	—	2	4
Financial instruments	—	—	10
Financial debt	168	3,322	1,559
Other liabilities	9	183	101
Total short-term liabilities	1,261	24,967	20,966
Financial debt	102	2,010	3,796
Accrued liabilities	14	269	67
Lease liabilities	2,009	39,775	37,646
Other liabilities	148	2,921	2,668
Employee benefits	3	56	51
Deferred income taxes	10	199	200
Total long-term liabilities	2,284	45,231	44,427
Total liabilities	3,545	70,198	65,393
Equity
Capital stock	173	3,426	3,426
Treasury shares	(10)	(204)	(224)
Contributions for future capital increases	—	—	—
Legal reserve	15	291	291
Additional paid-in capital	237	4,691	4,720
Retained losses	(154)	(3,050)	(3,855)
Accumulated other comprehensive losses (1)	(79)	(1,558)	(1,562)
Total equity	182	3,597	2,796
Total liabilities and equity	3,727	73,795	68,189

Total shares outstanding fully diluted		1,165,976,677	1,165,976,677

* Peso amounts were converted to US dollars at end of period exchange rate for convenience purposes only.
(1) As of June 30, 2021, and December 31, 2020, the figures include a negative foreign exchange effect of Ps.1,594 million and negative foreign exchange effect of Ps.1,577 million, respectively, related to non-derivative financial instruments.

Controladora Vuela Compañía de Aviación, S.A.B. de C.V. and Subsidiaries

Consolidated Statement of Cash Flows – Cash Flow Data Summary

(All metrics are compared to 2020 unless otherwise noted)

Unaudited	Three months ended June 30, 2021 (US Dollars)*	Three months ended June 30, 2021	Three months ended June 30, 2020
(In millions of Mexican pesos)

Net cash flow generated by operating activities	293	5,807	584
Net cash flow (used in) provided by investing activities	(39)	(776)	71
Net cash flow used in financing activities**	(149)	(2,959)	(1,179)
Increase (decrease) in cash and cash equivalents	105	2,072	(524)
Net foreign exchange differences	(13)	(255)	(120)
Cash and cash equivalents at beginning of period	440	8,718	10,658
Cash and cash equivalents at end of period	532	10,534	10,013
* Peso amounts were converted to US dollars at end of period exchange rate for convenience purposes only.

**Includes aircraft rental payments of Ps.2,901 million and Ps.806 million for the three months ended period June 30, 2021, and 2020, respectively.

Controladora Vuela Compañía de Aviación, S.A.B. de C.V. and Subsidiaries

Consolidated Statement of Cash Flows – Cash Flow Data Summary

(All metrics are compared to 2020 unless otherwise noted)

Unaudited	Six months ended June 30, 2021 (US Dollars)*	Six months ended June 30, 2021	Six months ended June 30, 2020
(In millions of Mexican pesos)

Net cash flow generated by operating activities	331	6,559	3,403
Net cash flow (used in) provided by investing activities	(49)	(966)	34
Net cash flow used in financing activities**	(260)	(5,141)	(3,048)
Increase in cash and cash equivalents	23	452	389
Net foreign exchange differences	(1)	(21)	1,645
Cash and cash equivalents at beginning of period	510	10,103	7,980
Cash and cash equivalents at end of period	532	10,534	10,013

* Peso amounts were converted to US dollars at end of period exchange rate for convenience purposes only.
**Includes aircraft rental payments of Ps.5,037 million and Ps.2,626 million for the six months ended period June 30, 2021, and 2020, respectively.